ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

RECD S.E.C.
NOV 1 0 2004
1086

Washington, DC 20549

~~AMENDMENT NO. 1 TO THE~~

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

04049724

Georgetown Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001302709
(Registrant's CIK Number)

Exhibit 99.3 to the Pre-Effective Amendment No. 2 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-119007
(SEC File Number, if Available)

PROCESSED
NOV 1 8 2004 E
THOMSON FINANCIAL

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Georgetown, Commonwealth of Massachusetts, on November 10, 2004.

GEORGETOWN BANCORP, INC.

By: [signature]

Robert E. Balletto
President and Chief Executive Officer

PRO FORMA VALUATION UPDATE REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

GEORGETOWN SAVINGS BANK
Georgetown, Massachusetts

Dated As Of:
October 22, 2004

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

October 22, 2004

Board of Directors
Georgetown Bancorp, MHC
Georgetown Bancorp, Inc.
Georgetown Savings Bank
2 East Main Street
Georgetown, Massachusetts 01833

Members of the Board of Directors:

We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this updated appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated September 3, 2004 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization and Plan of Stock Issuance

The Board of Directors of Georgetown Savings Bank ("Georgetown" or the "Bank") has adopted a plan of reorganization pursuant to which Georgetown will convert and reorganize into a mutual holding company structure. As part of the reorganization, Georgetown will become a wholly-owned subsidiary of Georgetown Bancorp, Inc. (the "Company"), a federal corporation, and the Company will issue a majority of its common stock to Georgetown Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders, Other Depositors and Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community Offering. The total shares offered for sale to the public will constitute a minority of the Company's stock (49.9% or less).

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

After completion of the public stock offering, the Company is expected to retain an estimated 15% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activity will be ownership of its subsidiary, Georgetown, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan ("ESOP").

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Georgetown's financial condition, including financial data through September 30, 2004; (2) an updated comparison of Georgetown's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP® Financial, LC., ("RP Financial") is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

<u>*Discussion of Relevant Considerations*</u>

1. <u>Financial Results</u>

Table 1 presents summary balance sheet and income statement details for the twelve months ended June 30, 2004 and updated financial information through September 30, 2004. Georgetown's assets increased by $18.6 million, or 14.9%, from June 30, 2004 to September 30, 2004. Asset expansion during the quarter was attributable in part to increases in loans receivable of $6.3 million, which reflected continued demand for 1-4 family residential loans in the continued low interest rate environment as well as moderating refinancing activity. The additional asset growth was incurred in the balance of investment securities, which increased by $12.3 million, or 79.0%, and reflected a leveraged transaction, whereby investment securities were purchased with advances from the Federal Home Loan Bank ("FHLB") of Boston and, to a lesser extent, certificates of deposit ("CDs") that resulted from a special rate that was offered on three-year CDs during the three months ended September 30, 2004. The investments purchased consisted of mortgage-backed securities ("MBS") backed by residential loans, including 5/1 adjustable rate mortgages ("ARMs"), and 10- and 20-year fixed rate loans.

Table 1
Georgetown Savings Bank
Recent Financial Data

	At June 30, 2004		At Sept. 30, 2004	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$124,858	100.0%	$143,453	100.0%
Cash, cash equivalents	3,708	3.0	3,475	2.4
Investment securities	15,530	12.4	27,803	19.4
Loans receivable, net	98,357	78.8	104,614	72.9
Fixed Assets	5,077	4.1	5,006	3.5
Deposits	87,936	70.4	95,477	66.6
Borrowings	28,260	22.6	38,931	27.1
Total equity	8,069	6.5	8,294	5.8
	12 Months Ended June 30, 2004		12 Months Ended September 30, 2004	
	Amount ($000)	(%)(1)	Amount ($000)	(%)(1)
Summary Income Statement				
Interest income	$5,686	4.75%	$5,917	4.71%
Interest expense	(2,093)	(1.75)	(2,160)	(1.72)
Net interest income	$3,593	3.00%	$3,757	2.99%
Provisions for loan losses	(60)	(0.05)	(66)	(0.05)
Net interest income after provision	$3,533	2.95%	$3,691	2.94%
Non-interest operating income	$411	0.34%	$395	0.31%
Non-interest operating expense	(3,544)	(2.96)	(3,639)	(2.90)
Net operating income	$401	0.33%	$446	0.35%
Non-operating income				
Loss on sale of investments	($10)	(0.01%)	($12)	(0.01%)
Income before taxes	$391	0.32%	$436	0.34%
Income taxes	(135)	(0.11)	(153)	(0.12)
Net income	$256	0.21%	$283	0.22%

Sources: Georgetown's prospectus, audited and unaudited financial statements, and RP Financial calculations.
(1) % of average assets.

Total deposits increased by $7.5 million, or 8.6%, as additional CDs ($4.3 million) were attracted to fund the growth in loans and investments, along with a $1.8 million increase in demand deposit accounts. FHLB advances increased by $10.7 million, or 37.8%, reflecting increases used to fund loan growth and the leverage transaction. The expansion of the asset base served to decrease the Bank's equity-to-assets ratio from 6.5% at June 30, 2004 to 5.8% at September 30, 2004, despite the interim retained earnings. Georgetown's tangible equity-to-assets ratio was equal to the reported equity ratio.

Updated credit quality measures indicated a moderate increase in the level of non-performing assets-to-assets from 0.62% of assets at June 30, 2004 to 0.73% of assets at September 30, 2004. The increase in the non-performing assets ("NPAs") ratio resulted from an increase in non-performing loans. In total, the Bank's NPAs balance increased from $774,000 at June 30, 2004 to $865,000 at September 30, 2004.

Georgetown's operating results for the twelve months ended June 30, 2004 and September 30, 2004 are also set forth in Table 1. The Bank's reported earnings increased from $256,000, or 0.21% of average assets, for the twelve months ended June 30, 2004 to $283,000, or 0.22% of average assets, for the twelve months ended September 30, 2004. The increase in the Bank's updated earnings was supported by higher net interest income.

The increase in the Bank's net interest income was facilitated by larger balances of interest-earning assets ("IEA") and interest bearing liabilities ("IBL"), despite a lower spread of 3.01% for the three months ended September 30, 2004, versus 3.06% for the twelve months ended June 30, 2004. The recently completed leverage transaction added approximately $10 million of investment securities to the balance sheet, which were funded by borrowed funds and longer-term CDs, resulting in a lower marginal spread for this leverage transaction. Overall, Georgetown's net interest income to average assets ratio slightly decreased from 3.00% for the twelve months ended June 30, 2004 to 2.99% for the twelve months ended September 30, 2004.

Operating expenses as a percent of average assets decreased from 2.96% for the twelve months ended June 30, 2004 to 2.90% for the twelve months ended September 30, 2004. The dollar amount of operating expenses increased by $95,000, with most of the increase related to higher compensation costs, as the result of normal salary increases, increased benefit costs and staff expansion. Occupancy expenses increased due to increased depreciation costs and other costs associated with the new main office. Higher advertising costs also contributed to the overall increase in the dollar amount of operating expenses. The expansion of the asset base from June 30, 2004 to September 30, 2004 resulted in the decline of the operating expense ratio overall. Overall, Georgetown's minimal change in the net interest income ratio and the lower operating expense ratio provided for a slightly higher updated expense coverage ratio (net interest income divided by operating expenses) of 1.03x for the twelve months ended September 30, 2004, versus a comparable ratio of 1.01x for the twelve months ended June 30, 2004.

Non-interest operating income remained a contributor to the Bank's updated earnings, with such income declining from 0.34% of average assets for the twelve months ended

June 30, 2004 to 0.31% of average assets for the twelve months ended September 30, 2004. Most of the decline in non-interest operating income was attributable to a decline in service fees and charges in the areas of investment services and penalties on deposit accounts. Loan fees also decreased in the most recent period due to decreased pre-payment penalties and delinquency charges. Overall, when factoring non-interest operating income into earnings capacity, the Bank's updated efficiency ratio of 87.9% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly more favorable than the 88.6% efficiency ratio recorded for the twelve months ended June 30, 2004.

As the result of the $18,000 of loan loss provisions established during the quarter ended September 30, 2004, the provision for loan losses increased from $60,000 for the twelve months ended June 30, 2004 to $66,000. Provisions approximated 0.05% of average assets for the twelve months ended September 30, 2004. As of September 30, 2004, the Bank maintained valuation allowances of $894,000, equal to 0.85% of net loans receivable and 85.6% of non-performing loans.

Non-operating income and expenses were a minimal factor in the Bank's updated earnings, equal to a loss of $12,000 on the sale of securities in the most recent twelve month period, compared to a loss of $10,000 for the twelve months ended June 30, 2004.

2. <u>Peer Group Financial Comparisons</u>

Tables 2, 3 and 4 present financial characteristics, operating results and credit risk information for Georgetown, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through September 30, 2004 and June 30, 2004, respectively.

As shown in Table 2, in general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Bank maintained a similar level of interest-earning assets compared to the Peer Group, as updated interest-earning assets-to-assets ratios equaled 94.7% for both.

The updated mix of deposits and borrowings maintained by Georgetown and the Peer Group also did not change significantly from the Original Appraisal. Georgetown's funding composition continued to reflect a lower concentration of deposits and a higher concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 93.7% and 87.1% for the Bank and the Peer Group, respectively. Georgetown posted an updated tangible equity-to-assets ratio of 5.8%, which remained below the comparable Peer Group ratio of 11.2%. Overall, Georgetown's updated IEA/IBL ratio equaled 101.1%, which remained well below the comparable Peer Group ratio of 108.7%. As discussed in the Original Appraisal, the additional capital realized from stock

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2004

Balance Sheet as a Percent of Assets

	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock
Georgetown SB of Georgetown MA										
September 30, 2004	2.4	19.4	72.9	66.6	27.1	0.0	5.8	0.0	5.8	0.0
All Public Companies	3.8	24.0	67.6	66.7	20.8	0.7	10.6	0.8	9.8	0.0
State of MA	6.1	34.1	56.8	66.1	19.9	0.0	13.1	0.1	12.9	0.0
Comparable Group Average	5.6	30.8	58.3	76.2	10.4	0.5	11.9	0.6	11.2	0.0
Mid-Atlantic Companies	4.4	29.3	60.5	75.3	12.3	0.7	10.7	0.7	10.0	0.0
Mid-West Companies	8.9	29.9	57.1	78.2	5.8	0.0	14.4	0.6	13.8	0.0
Other Comparative Companies	6.8	43.5	45.1	78.6	5.9	0.0	14.8	0.0	14.8	0.0
Comparable Group										
Mid-Atlantic Companies										
ALLB Alliance Bank MHC of PA (20.0)	6.7	33.6	54.0	74.0	16.1	0.0	9.2	0.0	9.2	0.0
BCSB BCSB Bankcorp MHC of MD (36.4)	2.2	44.5	48.9	77.6	13.2	3.1	5.4	0.4	5.0	0.0
GOV Gouverneur Bcp MHC of NY(42.5)	2.9	15.1	75.9	61.7	18.4	0.0	18.2	0.0	18.2	0.0
GCBC Green Co Bcrp MHC of NY (43.9)	7.5	37.4	52.3	85.6	3.5	0.0	10.5	0.0	10.5	0.0
ONFC Oneida Fincl MHC of NY (42.4)	2.7	39.4	47.8	71.7	16.2	0.0	11.3	3.1	8.2	0.0
PBHC Pathfinder BC MHC of NY (35.3)	4.8	25.7	61.7	78.0	12.1	1.7	7.0	1.5	5.5	0.0
ROME Rome Bncp Inc MHC of NY (38.5)	4.0	9.1	82.8	78.2	6.9	0.0	13.4	0.0	13.4	0.0
Mid-West Companies										
JXSB Jcksnville Bcp MHC of IL(46.8)	2.3	43.3	48.3	88.7	2.4	0.0	7.2	1.1	6.1	0.0
WCFB Wbstr Cty Fed MHC of IA (39.0)	15.5	16.6	65.9	67.7	9.3	0.0	21.5	0.1	21.4	0.0
New England Companies										
WFD Westfield Finl MHC of MA(46.5)	6.8	43.5	45.1	78.6	5.9	0.0	14.8	0.0	14.8	0.0

Balance Sheet Annual Growth Rates

	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth
Georgetown SB of Georgetown MA							
September 30, 2004	19.67	98.22	14.81	11.51	53.90	3.53	3.53
All Public Companies	11.12	1.19	13.26	8.13	19.11	2.00	1.62
State of MA	7.84	17.90	4.56	5.62	25.02	1.10	1.64
Comparable Group Average	4.48	-0.97	4.94	3.50	22.56	-2.97	-3.39
Mid-Atlantic Companies	6.70	-1.87	8.34	6.02	15.07	-2.29	-2.79
Mid-West Companies	0.21	2.86	-2.98	-0.83	0.00	-3.47	-3.85
Other Comparative Companies	-2.52	-2.37	-3.00	-5.43	90.00	-6.70	-6.70
Comparable Group							
Mid-Atlantic Companies							
ALLB Alliance Bank MHC of PA (20.0)	-0.47	-12.36	8.30	-0.62	-0.01	0.01	0.01
BCSB BCSB Bankcorp MHC of MD (36.4)	17.23	40.36	-1.96	6.31	NM	-12.42	-13.07
GOV Gouverneur Bcp MHC of NY(42.5)	10.36	-34.53	24.94	6.31	47.54	1.66	1.66
GCBC Green Co Bcrp MHC of NY (43.9)	10.75	8.36	12.65	11.77	25.00	2.41	2.41
ONFC Oneida Fincl MHC of NY (42.4)	0.35	-4.77	4.09	2.13	-2.13	-3.02	-6.59
PBHC Pathfinder BC MHC of NY (35.3)	5.94	23.65	-1.94	14.34	-13.80	-1.92	-1.14
ROME Rome Bncp Inc MHC of NY (38.5)	2.78	-33.79	12.32	1.89	33.84	-2.78	-2.78
Mid-West Companies							
JXSB Jcksnville Bcp MHC of IL(46.8)	1.78	11.14	-6.44	0.67	NM	-7.15	-7.97
WCFB Wbstr Cty Fed MHC of IA (39.0)	-1.36	-5.42	0.49	-2.33	0.00	0.22	0.26
New England Companies							
WFD Westfield Finl MHC of MA(46.5)	-2.52	-2.37	-3.00	-5.43	90.00	-6.70	-6.70

Regulatory Capital

	Tangible	Core	Reg.Cap.
Georgetown SB of Georgetown MA			
September 30, 2004	6.10	6.10	11.60
All Public Companies	9.31	9.24	16.89
State of MA	11.79	10.81	23.10
Comparable Group Average	13.62	12.45	23.35
Mid-Atlantic Companies	11.34	11.34	19.82
Mid-West Companies	19.48	13.06	28.15
Other Comparative Companies	14.59	14.59	27.89
Comparable Group			
Mid-Atlantic Companies			
ALLB Alliance Bank MHC of PA (20.0)	NM	NM	NM
BCSB BCSB Bankcorp MHC of MD (36.4)	7.21	7.21	15.24
GOV Gouverneur Bcp MHC of NY(42.5)	17.70	17.70	32.02
GCBC Green Co Bcrp MHC of NY (43.9)	9.10	9.10	19.30
ONFC Oneida Fincl MHC of NY (42.4)	NM	NM	NM
PBHC Pathfinder BC MHC of NY (35.3)	NM	NM	12.70
ROME Rome Bncp Inc MHC of NY (38.5)	NM	NM	NM
Mid-West Companies			
JXSB Jcksnville Bcp MHC of IL(46.8)	NM	6.64	13.35
WCFB Wbstr Cty Fed MHC of IA (39.0)	19.48	19.48	42.95
New England Companies			
WFD Westfield Finl MHC of MA(46.5)	14.59	14.59	27.89

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

proceeds should serve to increase Georgetown's IEA/IBL ratio, as it will reduce the level of liabilities funding assets and the cash proceeds will primarily be deployed into interest-earning assets.

Updated growth rates for Georgetown are based on annualized growth for the 15 months ended September 30, 2004, while the Peer Group's growth rates are based on growth for the twelve months ended June 30, 2004. Updated asset growth rates continued to reflect stronger asset growth for the Bank, as the Bank recorded a 19.7% increase in assets compared to a 4.5% growth rate for the Peer Group. The increase in Georgetown's assets reflected a 98.2% increase in cash and investments, partly a result of the recent leverage transaction, along with a 14.8% increase in loans. Comparatively, the Peer Group's more modest asset growth reflected loan growth of 4.9% and a slight decline in cash and investments.

Strong asset growth combined with a smaller increase in deposits resulted in a stronger 53.9% annualized increase in the Bank's borrowed funds. Comparatively, asset growth for the Peer Group was funded by deposit growth of 3.5% and borrowings growth of 22.6%. Consistent with the Original Appraisal, the Bank's equity growth compared to a decline for the Peer Group (3.5% growth rate versus a 3.0% decline for the Peer Group, respectively). Factors contributing to the Peer Group's equity shrinkage included capital management strategies such as dividend payments and stock repurchases. The Bank's relatively low rate of increase in capital is due primarily to the low overall profitability rate, despite the more leveraged equity position. The increase in capital realized from stock proceeds, will likely depress the Bank's capital growth rate following the stock offering, given the relatively low reinvestment rates in today's interest rate environment.

Table 3 displays comparative operating results for Georgetown and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2004 and June 30, 2004. Earnings for the Bank and the Peer Group equaled 0.22% and 0.65% of average assets, respectively. Lower levels of net interest income and non-interest income continued to adversely affect the Bank's returns. The Peer Group continued to maintain earnings disadvantages with respect to loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by Georgetown and the Peer Group equaled 1.03x and 1.10x, respectively. The Peer Group's stronger expense coverage ratio continued to be realized through a higher net interest income ratio to average assets (3.23% versus 2.99% for the Bank), which was partially offset by the Peer Group's higher operating expense ratio as a percent of average assets (2.91% versus 2.90% for the Bank). A higher interest income ratio accounted for the Peer Group's higher net interest income ratio, which was partially offset by the Bank's lower interest expense ratio.

Non-interest operating income remained a significantly larger source of earnings for the Peer Group, as such income amounted to 0.70% and 0.31% of the Peer Group's and the Bank's average assets, respectively. Taking non-interest operating income into account in

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Georgetown SB of Georgetown MA																			
September 30, 2004	0.22	4.71	1.72	2.99	0.05	2.94	0.00	0.00	0.31	0.31	2.90	0.00	-0.01	0.00	5.05	2.88	3.01	4,483	35.09
All Public Companies	0.81	5.01	1.99	3.02	0.14	2.88	0.06	0.00	0.62	0.68	2.48	0.02	0.14	0.01	5.08	2.20	2.88	5,139	33.77
State of MA	0.89	4.65	1.71	2.94	0.03	2.91	0.02	-0.01	0.42	0.44	2.14	0.00	0.01	0.00	4.24	1.83	2.42	5,993	34.21
Comparable Group Average	0.65	5.00	1.78	3.23	0.12	3.11	0.03	0.00	0.67	0.70	2.91	0.02	0.05	0.00	5.26	2.06	3.20	3,520	27.05
Mid-Atlantic Companies	0.64	5.09	1.76	3.33	0.11	3.22	0.02	0.00	0.78	0.79	3.13	0.02	0.03	0.00	5.37	2.01	3.36	3,389	24.22
Mid-West Companies	0.67	5.09	1.99	3.09	0.16	2.93	0.08	0.00	0.48	0.56	2.48	0.02	0.06	0.00	5.29	2.40	2.89	3,142	36.18
Other Comparable Companies	0.72	4.24	1.47	2.77	0.08	2.69	0.02	0.00	0.34	0.00	2.18	0.00	0.15	0.00	4.44	1.75	2.69	5,194	28.66
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)	0.63	5.23	2.09	3.14	0.10	3.03	0.01	0.02	0.32	0.35	2.71	0.00	0.01	0.00	5.52	2.33	3.20	4,845	7.00
BCSB BCSB Bankcorp MHC of MD (36.4)	0.09	4.55	2.30	2.25	0.07	2.17	0.03	-0.01	0.22	0.24	2.31	0.01	0.01	0.00	4.72	2.53	2.19	4,285	8.73
GOV Gouverneur Bcp MHC of NY(42.5)	0.89	5.65	1.77	3.89	0.11	3.78	0.00	-0.03	0.41	0.39	2.80	0.00	0.07	0.00	5.92	2.23	3.68	3,162	37.82
GCBC Green Co Bcrp MHC of NY (43.9)	1.08	4.95	1.24	3.71	0.04	3.67	0.00	0.00	1.01	1.01	3.11	0.00	-0.01	0.00	5.08	1.41	3.68	3,162	29.30
ONFC Oneida Fincl MHC of NY (42.4)	0.70	4.67	1.71	2.96	0.12	2.84	0.00	0.00	2.40	2.40	4.43	0.03	0.15	0.00	5.17	1.96	3.21	2,950	24.79
PBHC Pathfinder BC MHC of NY (35.3)	0.51	5.05	1.92	3.13	0.18	2.95	0.09	0.01	0.53	0.63	3.05	0.08	0.24	0.00	5.43	2.11	3.32	2,884	26.52
ROME Rome Bncp Inc MHC of NY (38.5)	0.58	5.51	1.27	4.25	0.15	4.10	0.00	0.00	0.53	0.53	3.51	0.00	-0.23	0.00	5.75	1.50	4.26	2,434	35.35
Mid-West Companies																			
JXSB Jcksnville Bcp MHC of IL(46.8)	0.26	4.70	1.93	2.78	0.32	2.45	0.15	0.00	0.62	0.77	2.90	0.03	0.12	0.00	5.00	2.12	2.88	2,253	36.91
WCFB Wbstr Cty Fed MHC of IA (39.0)	1.08	5.47	2.06	3.41	0.00	3.41	0.00	-0.01	0.35	0.34	2.06	0.01	0.00	0.00	5.58	2.67	2.91	4,031	35.44
New England Companies																			
WFD Westfield Finl MHC of MA(46.5)	0.72	4.24	1.47	2.77	0.08	2.69	0.02	0.00	0.34	0.36	2.18	0.00	0.15	0.00	4.44	1.75	2.69	5,194	28.66

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

assessing comparative core earnings strength, the Bank's updated efficiency ratio of 87.9% continued to compare unfavorably to the Peer Group's efficiency ratio of 74.5%.

Loan loss provisions remained a larger factor in the Peer Group's earnings. Updated loan loss provisions established by the Bank and the Peer Group equaled 0.05% and 0.12% of average assets, respectively.

Net gains equal to 0.05% of average assets remained a larger factor in the Peer Group's earnings, as the Bank's updated earnings continued to reflect minimal gains or losses from the sale of assets. As discussed in the Original Appraisal, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Peer Group's earnings have been somewhat discounted in evaluating the relative strengths and weaknesses of the Bank's and the Peer Group's earnings.

Consistent with the Original Appraisal, the Bank maintained a higher effective tax rate than the Peer Group. Updated effective tax rates for the Bank and the Peer Group equaled 35.09% and 27.05%, respectively.

Table 4 presents the Bank's updated credit quality measures. The Bank's non-performing loans/loans ratio improved to 0.70% since the date of the Original Appraisal, and remained lower than the comparable Peer Group ratio of 0.89%. Both the Peer Group and the Bank reported zero balances of real estate owned. The Bank's updated ratio of reserves as a percent of non-performing loans also improved since the date of the Original Appraisal, while reserves as a percent of loans remained somewhat below the Peer Group average. The Bank continued to report a minimal level of net loan charge-offs in comparison to the Peer Group average, which increased slightly from the date of the Original Appraisal.

3. <u>Stock Market Conditions</u>

Since the date of the Original Appraisal, the performance of the overall stock market has been mixed. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September. Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. On October 22, 2004, the DJIA closed at 9757.81, or 4.9% lower since the date of the Original Appraisal, while the NASDAQ closed at 1915.14, or 3.8% higher since the date of the Original Appraisal.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

	Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
	Georgetown SB of Georgetown MA	0.00	0.73	0.70	0.85	120.32	85.55	1	0.00
	All Public Companies	0.09	0.57	0.63	0.97	225.29	182.84	289	0.13
	State of MA	0.00	0.12	0.27	1.11	279.72	276.54	68	-0.03
	Comparable Group Average	0.15	0.69	0.89	0.98	156.07	142.04	70	0.13
	Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	1.00	1.55	NA	NA	NA	42.93	48	0.00
BCSB	BCSB Bankcorp MHC of MD (36.4)	0.02	0.17	0.30	0.65	216.50	191.96	139	0.15
GOV	Gouverneur Bcp MHC of NY(42.5)	0.16	0.86	0.92	0.95	103.04	84.36	2	0.01
GCBC	Green Co Bcrp MHC of NY (43.9)	0.03	0.15	0.23	0.83	365.00	283.33	22	0.06
JXSB	Jcksnville Bcp MHC of IL(46.8)	0.17	1.05	1.73	1.60	92.90	74.67	253	0.78
ONFC	Oneida Fincl MHC of NY (42.4)	0.00	NA	NA	1.09	NA	NA	61	0.00
PBHC	Pathfinder BC MHC of NY (35.3)	0.10	1.11	1.61	0.98	60.88	55.29	47	0.10
ROME	Rome Bncp Inc MHC of NY (38.5)	0.00	0.33	NA	0.85	NA	217.90	103	0.18
WCFB	Wbstr Cty Fed MHC of IA (39.0)	0.00	NA	0.75	0.51	68.34	NA	0	0.00
WFD	Westfield Finl MHC of MA(46.5)	0.00	0.33	0.72	1.33	185.86	185.86	27	0.03

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Stock market activity for thrift issues has also been generally positive since the date of the Original Appraisal. Thrift stocks sustained a positive trend in early September, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market. Thrift issues rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved somewhat lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. On October 22, 2004, the SNL Index for all publicly-traded thrifts closed at 1,465.9, a decrease of 1.9% since the date of the Original Appraisal. The SNL MHC Index closed at 2,733.5 on October 22, 2004, an increase of 1.4% since the date of the Original Appraisal. These indices are weighted by market capitalization of the underlying members of the indices, thus changes in market capitalization of large cap thrifts will have a greater impact on the index values.

Similar to the performance of the SNL MHC Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the Original Appraisal. The Peer Group's updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the Original Appraisal, six out of the ten Peer Group companies were trading at higher prices as of October 22, 2004. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of September 3, 2004 and October 22, 2004. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 5
Average Pricing Characteristics

	At Sept. 3, 2004	At Oct. 22, 2004	% Change
Peer Group(1)			
Price/Earnings (x)	32.31x	33.69x	4.3%
Price/Core Earnings (x)	34.54	36.15	4.7
Price/Book (%)	100.06%	102.44%	2.4
Price/Tangible Book(%)	104.02	106.40	2.3
Price/Assets (%)	22.51	23.12	2.7
Avg. Mkt. Capitalization ($Mil)	$85.46	$88.33	3.4
All Publicly-Traded Thrifts			
Price/Earnings (x)	17.60x	18.04x	2.5%
Price/Core Earnings (x)	19.55	19.92	1.9
Price/Book (%)	159.51%	161.66%	1.4
Price/Tangible Book (%)	173.56	176.01	1.4
Price/Assets (%)	17.02	17.36	2.0
Avg. Mkt. Capitalization ($Mil)	$466.74	$458.76	(1.7)
Recent Conversions(2)			
Price/Core Earnings (x)	17.16x	NA	NA
Price/Tangible Book (%)	188.09%	NA	NA

(1) Pricing ratios for the Peer Group are on a fully converted basis.
(2) Ratios are based on publicly-traded standard or second step conversions completed for prior three months.

As shown in Table 6, two second-step conversions and four mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All four of the mutual holding company offerings were closed at the top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 87.7%. On average, the four recent MHC offerings reflected price appreciation of 12.0% after the first week of trading.

There have been no standard conversion offerings completed during the past three months. Over this same period, the two second-step offerings completed during the past three months are traded on the OTC Bulletin Board, and their infrequent trading makes their pricing ratios less meaningful.

Table 6
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
NONE																														
Second Step Conversions																														
Roebling Financial Corp.	NJ	10/1/04	RBLG-OTC BB	$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	N.A.	N.A.	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$9.90	-1.0%	$9.95	-0.5%	$9.68	-3.2%
DSA Financial Corporation	IN	7/30/04	DSFN-OTC BB	$ 78	12.07%	0.71%	59%	$ 8.5	52%	108%	6.1%	N.A.	N.A.	8.0%	4.0%	7.4%	4.00%	100.3%	20.0x	19.3%	1.0%	19.2%	5.0%	$10.00	$9.80	-2.0%	$9.50	-5.0%	$9.30	-7.0%
Averages - Second Step Conversions:				$ 84	10.20%	0.46%	166%	$ 8.8	53%	120%	5.8%	NA	NA	8.0%	4.0%	9.6%	2.00%	106.3%	26.3x	18.3%	0.8%	17.3%	4.2%	$10.00	$ 9.85	-1.5%	$ 9.73	-2.8%	$9.49	-5.1%
Medians - Second Step Conversions:				$ 84	10.20%	0.46%	166%	$ 8.8	53%	120%	5.8%	NA	NA	8.0%	4.0%	9.6%	2.00%	106.3%	26.3x	18.3%	0.8%	17.3%	4.2%	$10.00	$ 9.85	-1.5%	$ 9.73	-2.8%	$9.49	-5.1%
Mutual Holding Company Conversions																														
PSB Holdings, Inc.*	CT	10/5/04	PSBH-NASDAQ	$ 279	8.36%	0.24%	196%	$ 30.9	45%	132%	2.7%	Stock	4.0%	8.0%	4.0%	8.0%	0.00%	85.2%	40.9x	20.6%	0.5%	16.4%	3.2%	$10.00	$10.50	5.0%	$10.60	6.0%	$10.55	5.5%
Atlantic Coast Federal Corp. * (9)	GA	10/5/04	ACFC-NASDAQ	$ 580	7.77%	0.67%	96%	$ 58.2	40%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	6.1%	0.00%	87.6%	43.9x	20.7%	0.6%	14.6%	3.9%	$10.00	$11.75	17.5%	$12.31	23.1%	$12.90	29.0%
Naugatuck Valley Fin. Corp.	CT	10/1/04	NVSL-NASDAQ	$ 254	8.51%	0.39%	199%	$ 32.7	43%	132%	2.6%	Stock	4.7%	9.1%	4.6%	2.4%	0.00%	88.8%	49.6x	23.9%	0.6%	17.5%	3.2%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.60	6.0%
SI Financial Group, Inc.	CT	10/1/04	SIFI-NASDAQ	$ 555	6.21%	0.33%	160%	$ 50.3	40%	132%	2.4%	Stock	5.0%	9.8%	4.9%	2.4%	0.00%	89.3%	43.3x	19.0%	0.5%	12.8%	3.8%	$10.00	$11.20	12.0%	$11.06	10.6%	$10.99	9.9%
Averages - Mutual Holding Company Conversions:				$ 417	7.71%	0.41%	163%	$ 43.0	42%	132%	2.5%	NA	NA	8.7%	4.4%	4.7%	0.00%	87.7%	44.4x	21.1%	0.5%	15.3%	3.5%	$10.00	$11.06	10.6%	$11.20	12.0%	$11.26	12.6%
Medians - Mutual Holding Company Conversions:				$ 417	8.07%	0.36%	178%	$ 41.5	42%	132%	2.5%	NA	NA	8.6%	4.3%	4.2%	0.00%	88.2%	43.6x	20.6%	0.5%	15.5%	3.5%	$10.00	$11.00	10.0%	$10.94	9.4%	$10.80	8.0%
Averages - All Conversions:				$ 306	8.54%	0.43%	164%	$31.6	46%	128%	3.6%	NA	NA	8.5%	4.2%	6.3%	0.67%	93.9%	38.4x	20.1%	0.6%	16.0%	3.8%	$10.00	$10.66	6.6%	$10.71	7.1%	$10.67	6.7%
Medians - All Conversions:				$ 266	8.35%	0.36%	178%	$31.8	44%	132%	2.6%	NA	NA	8.0%	4.0%	6.7%	0.00%	89.1%	42.1x	20.0%	0.5%	15.9%	3.6%	$10.00	$10.65	6.5%	$10.71	7.1%	$10.58	5.8%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

October 22, 2004

<u>*Summary of Adjustments*</u>

Table 7 reveals the adjustments made to Georgetown's pro forma value based upon our comparative analysis to the Peer Group in the Original Appraisal, and the respective changes made in this updated appraisal :

Table 7
Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustments	Updated Valuation Adjustments
Financial Condition	No Adjustment	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward	Slight Downward
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Upward	Slight Upward
Dividends	Slight Downward	No Adjustment
Liquidity of the Shares	Slight Downward	Slight Downward
Marketing of the Issue	No Adjustment	Slight Upward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal.

In terms of financial condition, the "no adjustment" applied for the Bank's financial condition in the Original Appraisal remained appropriate after taking into account the leverage transaction. Also, we felt the "slight downward" earnings adjustment remained appropriate, as profitability remained weak despite the earnings growth largely due to the leverage transaction, and after taking into account the more favorable balance of non-performing loans-to-loans, the higher balance of allowances for loan losses ("ALLLs"), a higher ratio of ALLLs to non-performing loans, and the continuation of essentially zero net loan chargeoffs for the Bank. We eliminated the slight discount for dividends, recognizing the Bank's pro forma capital position is projected to be similar to the Peer Group's following conversion and after further considering that there are two companies in the Peer Group who also have low profitability and are paying dividends.

The market for thrift and MHC thrift stocks was higher compared to the date of the Original Appraisal, as indicated by the increase in the SNL MHC Index. The pricing measures for the Peer Group and all publicly-traded thrifts increased as well from the date of the Original Appraisal. Recent thrift offerings have generally been well received, as all four of the recent MHC offerings were closed at the top of their respective superranges and traded somewhat higher in initial trading activity. Considering this new issue market data since the Original Appraisal as well as the general improvement in thrift stocks, we revised the marketing of the issue adjustment from "no adjustment" to a "slight upward" adjustment.

Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro market value as set forth in the Original Appraisal is appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios

Consistent with the Original Appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 8 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Georgetown's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the offering proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, offering expenses and other valuation parameters utilized in the Original Appraisal did not change in this update, except the reinvestment rate was updated to equal the yield on one-year U.S. Government securities at September 30, 2004 (2.16%). In the Original Appraisal, the reinvestment rate was equal to the yield on one-year U.S. Government securities at June 30, 2004 (2.09%). The amount of shares to be purchased by the RRP was revised from 4.42% of the MHC offering to 4.36% of the MHC offering, as reflected in the Bank's prospectus.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 8

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.70	0.69	10.18	10.18	111.23	31.24	92,644	85,928	1,007	0.93	0.93	33.11	33.11	128.28	18.8	-1.2
BCSB	BCSB Bankcorp MHC of MD (36.4)	5,899	2,144	3,755	0.11	0.10	6.84	6.38	127.13	16.54	62,108	53,413	578	0.21	0.20	15.89	15.43	136.18	36.3	0.0
GCBC	Green Co Bcrp MHC of NY (43.9)	2,054	902	1,152	1.42	1.43	14.52	14.52	138.55	30.22	34,813	29,940	324	1.58	1.59	29.10	29.10	153.13	43.9	0.0
GOV	Gouverneur Bcp MHC of NY(42.5)	2,283	971	1,312	0.36	0.35	7.82	7.82	42.94	14.75	19,352	16,643	180	0.44	0.43	15.11	15.11	50.23	42.5	0.0
JXSB	Jcksnville Bcp MHC of IL(46.8)	1,952	913	1,039	0.35	0.25	9.86	8.30	136.17	19.25	20,001	17,201	186	0.45	0.35	18.67	17.11	144.98	46.8	0.0
ONFC	Oneida Fincl MHC of NY (42.4)	7,487	3,178	4,309	0.40	0.34	6.52	4.74	57.54	11.45	49,338	42,431	459	0.46	0.40	12.19	10.41	63.21	42.4	0.0
PBHC	Pathfinder BC MHC of NY (35.3)	2,448	865	1,583	0.61	0.42	8.61	6.74	122.52	18.50	29,286	25,186	273	0.72	0.53	18.90	17.03	132.81	35.3	0.0
ROME	Rome Bncp Inc MHC of NY (38.5)	4,222	1,630	2,592	0.36	0.45	8.42	8.42	62.84	27.99	72,550	62,393	675	0.52	0.61	23.20	23.20	77.62	38.6	0.0
WCFB	Wbstr Cty Fed MHC of IA (39.0)	3,772	1,472	2,300	0.30	0.30	5.99	5.96	27.78	12.90	29,670	25,516	276	0.37	0.37	12.75	12.72	34.54	39.0	0.0
WFD	Westfield Finl MHC of MA(46.5)	10,057	4,877	5,180	0.57	0.50	11.59	11.59	78.50	23.90	123,802	106,470	1,152	0.68	0.61	22.18	22.18	89.09	48.5	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed thrift offerings, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that an increase in Georgetown's value on a fully-converted basis is appropriate, as of October 22, 2004, to $21,000,000 at the midpoint, equal to 2,100,000 shares at $10.00 per share.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusion considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $283,000 for the twelve months ended September 30, 2004, while estimated core earnings, adjusted for losses on the sale of investment securities on an after-tax basis, totaled $289,000. See Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings.

Based on Georgetown's earnings for the twelve months ended September 30, 2004, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples (fully-converted basis) at the updated midpoint value of $21.0 million equaled 59.86 and 58.85 times, respectively. The Bank's updated reported and core P/E multiples reflected premiums of 77.7% and 62.8% relative to the Peer Group's average reported and core P/E multiples of 33.69 times and 36.15 times, respectively (versus premiums of 81.9% and 66.4% relative to the Peer Group's average reported and core P/E multiples as indicated in the Original Appraisal). The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

Table 9
MHC Institutions - Implied Pricing Ratios Full Conversion Basis
Georgetown SB of Georgetown MA and the Comparables
As of October 22, 2004
Full Value, Midpoint Value of $21.0 Million

	Fully Converted Implied Value		Per Share(8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Georgetown SB of Georgetown MA																			
Superrange	$10.00	$27.77	$0.14	$11.52	74.07	86.83	16.62	86.83	72.90	$0.00	0.00	0.00	$167	19.14	0.63	0.22	1.17	0.23	1.19
Maximum	10.00	24.15	0.15	11.94	66.70	83.76	14.73	83.76	65.62	$0.00	0.00	0.00	164	17.58	0.64	0.22	1.26	0.22	1.28
Midpoint	10.00	21.00	0.17	12.42	59.86	80.50	13.02	80.50	58.85	$0.00	0.00	0.00	161	16.18	0.65	0.22	1.34	0.22	1.37
Minimum	10.00	17.85	0.19	13.08	52.56	76.46	11.26	76.46	51.65	$0.00	0.00	0.00	159	14.73	0.66	0.21	1.45	0.22	1.48
All Public Companies(7)																			
Averages	$22.09	$458.76	$1.00	$13.98	18.04x	161.66%	17.36%	176.01%	19.92x	$0.46	2.12%	33.91%	$2,919	10.82%	0.57%	0.81%	8.58%	0.71%	7.14%
Medians	—	—	—	—	16.74x	150.96%	15.11%	163.83%	18.13x	—	—	—	—	—	—	—	—	—	—
All Non-MHC State of MA(7)																			
Averages	$29.56	$210.52	$1.41	$18.08	19.86x	167.31%	20.82%	170.09%	22.91x	$0.60	2.08%	46.36%	$812	12.85%	0.07%	0.91%	8.31%	0.88%	7.93%
Medians	—	—	—	—	20.51x	161.44%	16.50%	163.42%	25.00x	—	—	—	—	—	—	—	—	—	—
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	$20.67	$88.33	$0.60	$20.01	33.69x	102.44%	23.12%	106.40%	36.15x	$0.47	2.49%	71.75%	$414	22.47%	0.69%	0.70%	3.04%	0.67%	2.84%
Medians	—	—	—	—	33.59x	102.15%	22.04%	107.47%	34.86x	—	—	—	—	—	—	—	—	—	—
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	$31.24	$114.15	$0.93	$33.11	33.59x	94.35%	24.35%	94.35%	33.59x	$0.36	1.15%	38.71%	$469	25.81%	1.55%	0.73%	2.81%	0.73%	2.81%
BCSB BCSB Bankcorp MHC of MD (36.4)	$16.54	$97.57	$0.20	$15.89	N.M.	104.09%	12.15%	107.19%	N.M.	$0.50	3.02%	N.M.	$803	11.67%	0.17%	0.17%	1.27%	0.16%	1.21%
GOV Gouverneur Bancorp MHC of NY (42.5)	$14.75	$33.67	$0.43	$15.11	33.55x	97.62%	29.36%	97.62%	34.30x	$0.26	1.76%	60.47%	$115	30.08%	0.86%	0.91%	2.92%	0.89%	2.86%
GCBC Green Co. Bancorp MHC of NY (43.9)	$30.22	$62.07	$1.59	$29.10	19.18x	103.85%	19.73%	103.85%	19.01x	$0.84	2.78%	52.83%	$315	19.00%	0.15%	1.08%	5.46%	1.09%	5.49%
JXSB Jacksonville Bancorp MHC of IL (46.8)	$19.25	$37.58	$0.35	$18.67	42.58x	103.11%	13.28%	112.51%	55.00x	$0.30	1.56%	85.71%	$283	12.88%	1.05%	0.31%	2.35%	0.24%	1.83%
ONFC Oneida Financial MHC of NY (42.4)	$11.45	$85.73	$0.40	$12.19	25.10x	93.93%	18.11%	109.99%	28.63x	$0.38	3.32%	95.00%	$473	19.28%	N.A.	0.73%	3.72%	0.64%	3.24%
PBHC Pathfinder BC MHC of NY (35.3)	$18.50	$45.29	$0.53	$18.90	25.56x	97.88%	13.93%	108.63%	34.91x	$0.41	2.22%	77.36%	$325	14.23%	1.11%	0.56%	3.77%	0.41%	2.77%
ROME Rome Bancorp Inc. MHC of NY (38.5)	$27.99	$118.17	$0.61	$23.20	53.31x	120.65%	36.06%	120.65%	45.89x	$0.60	2.14%	98.36%	$328	29.89%	0.33%	0.68%	2.23%	0.79%	2.61%
WCFB Webster City Federal MHC of IA (39.0)	$12.90	$48.66	$0.37	$12.75	34.86x	101.18%	37.35%	101.42%	34.86x	$0.68	5.27%	N.M.	$130	36.91%	N.A.	1.07%	2.90%	1.07%	2.90%
WFD Westfield Financial MHC of MA (46.5)	$23.90	$240.36	$0.61	$21.18	35.52x	107.75%	26.83%	107.75%	39.18x	$0.40	1.67%	65.57%	$896	24.90%	0.33%	0.75%	2.98%	0.68%	2.67%

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

On an MHC reported basis, the Bank's reported and estimated core P/E multiples at the updated midpoint value of $21.0 million equaled 69.10 and 67.77 times, respectively. The Bank's updated reported and core P/E multiples reflected premiums of 81.8% and 59.8% relative to the Peer Group's average reported and core P/E multiples of 38.01 times and 42.41 times, respectively (versus premiums of 58.1% and 47.7% relative to the Peer Group's average reported and core P/E multiples as indicated in the Original Appraisal). The Bank's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 10, and the pro forma calculations are detailed in Exhibits 5 and 6.

2. <u>P/B Approach.</u> P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $21.0 million updated midpoint value, the Bank's P/B and P/TB ratios (fully-converted basis) equaled 80.50%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 102.44% and 106.40%, respectively, Georgetown's updated ratios were discounted by 21.4% on a P/B basis and 24.3% on a P/TB basis (versus discounts of 22.6% and 25.6% from the Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). At the new superrange value of $27.8 million, the Bank's P/B and P/TB ratios equaled 86.83%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the superrange reflected discounts of 15.2% and 18.4%, respectively.

On an MHC reported basis, the Bank's P/B and P/TB ratios at the $21.0 million updated midpoint value equaled 131.86%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 228.51% and 246.59%, respectively, Georgetown's updated ratios were discounted by 42.3% on a P/B basis and 46.5% on a P/TB basis (versus discounts of 43.5% and 47.5% from the Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). At the new superrange value of $27.8 million, the Bank's P/B and P/TB ratios on an MHC reported basis equaled 149.39%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the superrange reflected discounts of 34.6% and 39.4%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion and mutual holding company offerings As indicated in the Original Appraisal, the pricing characteristics of recent conversion and mutual holding company offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The four recently completed MHC offerings had an average pro forma price/tangible book ratio of 87.7% (fully-converted basis) and, on average, appreciated 12.0% during the first week of trading. In comparison, the Bank's P/TB ratio of 80.5% at the updated midpoint value reflects an implied discount of 9.2% relative to the average pro forma P/TB ratio of the recent MHC offerings. At the new superrange, the Bank's P/TB ratio of 86.8% reflects an implied discount of 1.0% relative to the average pro

Table 10
Public Market Pricing
Georgetown SB of Georgetown MA and the Comparables
As of October 22, 2004

45% MHC Offering, Using a $21.0 Million Full Value Midpoint

	MHC Basis Implied Value		Per Share		Pricing Ratios(3)					Dividends(4)				Financial Characteristics(6)					
																Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Georgetown SB of Georgetown MA																			
Superrange	$10.00	$12.50	$0.11	$6.69	88.60	149.39%	18.06	149.39%	86.93	$0.00	0.00	0.00	$154	12.09	0.68	0.20	1.69	0.21	1.72
Maximum	10.00	10.87	0.13	7.11	78.31	140.66%	15.85	140.66%	76.81	$0.00	0.00	0.00	153	11.27	0.69	0.20	1.80	0.21	1.83
Midpoint	10.00	9.45	0.14	7.58	69.10	131.86%	13.90	131.86%	67.77	$0.00	0.00	0.00	151	10.54	0.69	0.20	1.91	0.21	1.95
Minimum	10.00	8.03	0.17	8.23	59.62	121.56%	11.91	121.56%	58.45	$0.00	0.00	0.00	150	9.80	0.70	0.20	2.04	0.20	2.08
All Public Companies(7)																			
Averages	$22.09	$458.76	$1.00	$13.98	18.04x	161.66%	17.36%	176.01%	19.92x	$0.46	2.12%	33.91%	$2,919	10.82%	0.57%	0.81%	8.58%	0.71%	7.14%
Medians	—	—	—	—	16.74x	150.96%	15.11%	163.83%	18.13x	—	—	—	—	—	—	—	—	—	—
All Non-MHC State of MA(7)																			
Averages	$29.56	$210.52	$1.41	$18.08	19.86x	167.31%	20.82%	170.09%	22.91x	$0.60	2.08%	46.36%	$812	12.85%	0.07%	0.91%	8.31%	0.88%	7.92%
Medians	—	—	—	—	20.51x	161.44%	16.50%	163.42%	25.00x	—	—	—	—	—	—	—	—	—	—
Comparable Group Averages																			
Averages	$20.67	$34.97	$0.48	$9.04	38.01x	228.51%	26.78%	246.59%	42.41x	$0.47	2.49%	72.56%	$367	11.85%	0.69%	0.65%	5.30%	0.62%	4.91%
Medians	—	—	—	—	41.27x	211.50%	24.95%	236.75%	43.52x	—	—	—	—	—	—	—	—	—	—
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	$31.24	$21.49	$0.69	$10.18	45.28x	306.88%	28.09%	306.88%	45.28x	$0.36	1.15%	52.17%	$383	9.15%	1.55%	0.63%	6.84%	0.63%	6.74%
BCSB BCSB Bankcorp MHC of MD (36.4)	$16.54	$35.46	$0.10	$6.84	N.M.	241.81%	13.01%	259.25%	N.M.	$0.50	3.02%	N.M.	$750	5.38%	0.17%	0.09%	1.47%	0.09%	1.33%
GOV Gouverneur Bancorp MHC of NY (42.5)	$14.75	$14.32	$0.35	$7.82	40.71x	188.62%	34.35%	188.62%	42.14x	$0.26	1.76%	74.29%	$98	18.21%	0.86%	0.88%	4.64%	0.85%	4.51%
GCBC Green Co. Bancorp MHC of NY (43.9)	$30.22	$27.26	$1.43	$14.52	21.33x	208.13%	21.81%	208.13%	21.13x	$0.84	2.78%	58.74%	$285	10.48%	0.15%	1.08%	9.89%	1.09%	9.96%
JXSB Jacksonville Bancorp MHC of IL (46.8)	$19.25	$17.58	$0.25	$9.86	53.31x	195.23%	14.14%	231.93%	N.M.	$0.30	1.56%	N.M.	$266	7.24%	1.05%	0.26%	3.38%	0.18%	2.42%
ONFC Oneida Financial MHC of NY (42.4)	$11.45	$36.39	$0.34	$6.52	28.38x	175.61%	19.90%	241.56%	33.68x	$0.38	3.32%	N.M.	$431	11.33%	N.A.	0.70%	5.98%	0.59%	5.08%
PBHC Pathfinder BC MHC of NY (35.3)	$18.50	$16.00	$0.42	$8.61	30.23x	214.87%	15.10%	274.48%	44.05x	$0.41	2.22%	97.62%	$300	7.03%	1.11%	0.51%	6.92%	0.35%	4.76%
ROME Rome Bancorp Inc. MHC of NY (38.5)	$27.99	$45.62	$0.45	$8.42	N.M.	332.42%	44.54%	332.42%	62.20x	$0.60	2.14%	N.M.	$265	13.40%	0.33%	0.58%	4.21%	0.72%	5.26%
WCFB Webster City Federal MHC of IA (39.0)	$12.90	$18.99	$0.30	$5.99	43.00x	215.36%	46.44%	216.44%	43.00x	$0.68	5.27%	N.M.	$105	21.56%	N.A.	1.07%	5.00%	1.07%	5.00%
WFD Westfield Financial MHC of MA (46.5)	$23.90	$116.56	$0.50	$11.59	41.83x	206.21%	30.45%	206.21%	47.80x	$0.40	1.67%	80.00%	$789	14.76%	0.33%	0.72%	4.65%	0.63%	4.08%

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

forma P/TB ratio of the recent MHC offerings. The current average fully-converted P/TB ratio of the four recent MHC offerings, which are all quoted on NASDAQ, equaled 92.2%, based on closing market prices as of October 22 2004. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Bank's P/TB ratio at the updated midpoint value reflects an implied discount of 12.7% and at the top of the new superrange the discount narrows to 5.8%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $21.0 million updated midpoint value, Georgetown's full conversion pro forma P/A ratio equaled 13.02%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 23.12%, Georgetown's P/A ratio indicated a discount of 43.7% (versus a discount of 42.9% at the midpoint valuation in the Original Appraisal).

On an MHC reported basis, Georgetown's pro forma P/A ratio at the $21.0 million updated midpoint value equaled 13.90%. In comparison to the Peer Group's average P/A ratio of 26.78%, Georgetown's P/A ratio indicated a discount of 48.1% (versus a discount of 47.5% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Our analysis indicates that the Bank's estimated pro forma market value should be increased from the midpoint value as set forth in the Original Appraisal. Accordingly, it is our opinion that, as of October 22, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $21,000,000 at the midpoint, equal to 2,100,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $17.9 million and a maximum value of $24.2 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,785,000 at the minimum and 2,415,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $27.8 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 2,777,250. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $8.0 million at the minimum, $9.5 million at the midpoint, $10.9 million at the maximum and $12.5 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 9 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 10 and are detailed in Exhibits 5 and 6.

Respectfully submitted,
RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

James J. Oren
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of October 22, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of October 22, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(149)	22.27	16,768	480.9	25.41	19.08	22.48	-0.66	6.65	-0.31	1.28	1.06	14.91	13.70	167.45
NYSE Traded Companies(11)	40.18	82,999	3,378.5	45.08	34.55	41.62	-3.47	10.19	1.32	3.11	2.52	20.98	19.71	292.49
AMEX Traded Companies(9)	22.69	3,940	79.0	25.58	18.75	22.96	-0.46	16.93	4.85	1.21	0.99	15.29	15.11	182.25
NASDAQ Listed OTC Companies(129)	20.52	11,165	226.0	23.51	17.60	20.61	-0.40	5.68	-0.78	1.11	0.93	14.31	13.03	154.47
California Companies(13)	37.21	34,558	2,138.7	40.64	30.31	38.52	-3.07	20.69	13.21	2.60	1.99	19.31	18.57	257.67
Florida Companies(8)	24.92	20,426	490.0	26.96	19.00	25.04	0.10	22.29	12.18	1.25	1.21	10.91	10.46	152.28
Mid-Atlantic Companies(33)	20.58	29,303	640.4	24.36	18.05	20.57	0.03	4.41	-5.97	1.06	0.88	13.00	11.48	165.02
Mid-West Companies(68)	20.35	7,653	158.2	23.52	17.73	20.43	-0.37	2.81	-1.96	1.24	1.05	15.36	14.30	156.85
New England Companies(4)	26.70	39,967	603.4	30.63	22.56	26.87	-0.27	26.10	9.75	1.43	1.26	17.83	14.27	195.99
North-West Companies(6)	25.42	20,123	525.5	26.63	21.46	25.63	-0.68	8.37	3.90	1.34	1.24	16.96	14.22	155.66
South-East Companies(13)	18.98	8,191	120.9	21.83	16.93	19.24	-1.11	-0.71	-5.16	0.83	0.57	14.11	13.58	134.46
South-West Companies(3)	14.91	11,226	176.4	17.72	13.67	15.53	-3.62	6.41	-9.10	0.77	0.35	12.53	8.39	188.60
Western Companies (Excl CA)(1)	12.30	6,520	80.2	13.91	8.09	12.65	-2.77	49.09	32.97	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(140)	22.18	13,632	418.2	25.37	19.04	22.37	-0.56	6.21	-0.34	1.26	1.05	15.00	13.86	166.72
Mortgage Banker Strategy(7)	25.59	83,725	1,852.7	27.89	21.14	26.21	-2.42	16.66	1.45	1.80	1.54	14.04	11.07	192.65
Real Estate Strategy(2)	13.61	7,044	95.9	16.34	11.65	13.90	-2.09	1.72	-7.10	0.98	0.49	9.00	9.00	107.28
Companies Issuing Dividends(135)	22.40	17,137	493.5	25.62	19.33	22.59	-0.56	5.87	-0.90	1.29	1.09	15.11	13.94	165.06
Companies Without Dividends(13)	20.73	12,270	327.5	22.94	16.03	21.15	-1.92	16.16	6.88	1.15	0.77	12.50	10.71	196.49
Equity/Assets <6%(14)	18.46	11,799	262.5	21.04	15.05	18.62	-0.51	9.96	5.12	1.25	0.77	11.22	10.39	216.25
Equity/Assets 6-12%(102)	24.40	17,052	573.3	27.79	20.96	24.62	-0.54	6.17	-1.09	1.49	1.25	15.71	14.43	184.87
Equity/Assets >12%(33)	17.41	17,905	291.2	20.03	15.04	17.61	-1.08	6.75	-0.14	0.68	0.64	14.00	12.82	95.64
Actively Traded Companies(10)	36.69	77,477	3,340.1	39.99	31.72	37.47	-1.97	9.39	0.35	2.45	2.55	18.75	15.79	240.31
Market Value Below $20 Million(11)	11.71	1,529	15.0	14.13	10.81	11.75	-0.47	-4.37	-8.86	0.47	-0.03	10.66	9.86	144.05
Holding Company Structure(147)	22.35	16,841	483.9	25.50	19.16	22.56	-0.65	6.47	-0.55	1.28	1.07	14.98	13.75	168.23
Assets Over $1 Billion(53)	26.22	40,567	1,217.9	29.58	22.28	26.85	-2.05	11.42	1.59	1.66	1.37	14.91	13.04	185.15
Assets $500 Million-$1 Billion(36)	21.69	4,839	94.7	24.42	18.44	21.61	0.47	5.73	-1.40	1.19	0.93	14.77	13.62	176.24
Assets $250-$500 Million(31)	20.45	2,585	48.0	23.38	17.79	20.24	0.86	3.08	0.58	1.23	1.12	15.92	14.91	167.45
Assets less than $250 Million(29)	17.31	1,481	24.3	20.80	15.09	17.51	-1.04	2.31	-3.34	0.74	0.60	14.10	13.85	121.48
Goodwill Companies(100)	22.44	20,466	471.4	25.56	19.19	22.67	-0.70	7.79	-0.49	1.26	1.02	14.83	13.05	169.35
Non-Goodwill Companies(49)	21.91	8,844	501.3	25.09	18.83	22.07	-0.58	4.21	0.09	1.33	1.16	15.08	15.08	163.36
Acquirors of FSLIC Cases(6)	46.12	60,521	4,281.9	49.48	40.22	47.46	-2.78	9.37	3.69	3.11	3.24	24.39	23.28	328.35

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 22, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(20)	23.13	31,703	556.9	26.81	19.79	23.20	-0.76	7.54	-2.34	1.34	1.27	13.82	12.89	149.70
NYSE Traded Companies(2)	17.55	162,578	2,908.6	28.56	16.77	18.72	-6.00	-19.58	-23.31	0.97	1.19	12.53	8.48	81.20
AMEX Traded Companies(2)	27.55	4,198	130.0	29.85	24.52	27.49	0.19	7.50	-0.92	1.58	1.45	17.62	16.98	217.07
NASDAQ Listed OTC Companies(16)	23.30	16,936	281.9	26.12	19.55	23.22	-0.15	11.42	0.45	1.36	1.26	13.47	12.94	149.87
Mid-Atlantic Companies(7)	19.01	77,704	1,324.0	24.62	16.90	19.15	-1.54	-1.49	-11.18	1.24	1.20	11.55	9.60	120.33
New England Companies(10)	27.60	9,546	191.3	30.54	23.36	27.59	-0.11	11.03	1.08	1.50	1.43	16.70	16.15	181.64
North-West Companies(2)	22.08	7,723	163.9	24.51	17.70	22.18	-0.50	24.96	10.95	1.46	1.27	10.48	10.46	134.46
South-East Companies(1)	9.75	3,068	29.9	10.95	9.13	10.00	-2.50	-4.60	-6.61	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(19)	23.13	31,703	556.9	26.81	19.79	23.20	-0.76	7.54	-2.34	1.34	1.27	13.82	12.89	149.70
Companies Issuing Dividends(20)	23.13	31,703	556.9	26.81	19.79	23.20	-0.76	7.54	-2.34	1.34	1.27	13.82	12.89	149.70
Equity/Assets <6%(1)	24.77	5,277	130.7	26.45	18.67	24.80	-0.12	34.91	11.23	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(13)	27.12	7,692	163.5	30.31	22.99	26.95	0.21	11.51	-0.27	1.66	1.55	15.97	15.31	193.09
Equity/Assets >12%(6)	15.56	80,128	1,349.1	20.44	14.11	16.04	-2.67	-4.30	-8.40	0.70	0.74	10.47	8.88	64.67
Actively Traded Companies(5)	29.88	4,523	116.6	34.12	25.16	29.93	-0.27	7.25	-0.62	1.69	1.68	18.84	18.51	195.63
Holding Company Structure(17)	21.73	37,703	658.0	25.55	18.76	21.98	-1.47	4.30	-4.81	1.19	1.18	13.30	12.22	134.43
Assets Over $1 Billion(8)	19.32	75,705	1,291.5	24.26	17.36	19.87	-2.95	-2.10	-10.46	0.99	1.02	11.39	9.65	93.16
Assets $500 Million-$1 Billion(7)	29.00	4,330	114.5	32.37	24.54	28.92	0.23	11.34	-0.72	1.71	1.56	16.92	16.35	205.37
Assets $250-$500 Million(3)	24.98	2,647	57.0	27.08	20.55	23.53	5.23	16.87	9.93	1.97	1.99	16.86	16.60	214.30
Assets less than $250 Million(2)	14.10	2,560	33.9	15.98	10.92	14.48	-2.57	18.66	8.15	0.62	0.42	8.46	8.43	88.20
Goodwill Companies(14)	23.49	38,238	675.2	27.93	20.28	23.54	-0.76	5.10	-4.66	1.36	1.24	14.35	13.06	157.87
Non-Goodwill Companies(6)	22.21	14,712	249.1	23.89	18.51	22.31	-0.78	13.89	3.71	1.29	1.36	12.46	12.46	128.47

(1) *Average of high/low or bid/ask price per share.*
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 22, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(17)	18.37	15,494	113.8	21.76	15.75	18.43	-0.05	12.29	8.42	0.41	0.40	8.64	8.21	69.57
BIF-Insured Thrifts(6)	25.50	50,755	653.9	28.56	19.79	24.99	2.65	19.11	9.72	0.80	0.56	9.17	8.66	86.90
AMEX Traded Companies(2)	19.33	6,170	65.4	20.13	14.16	19.01	1.69	11.56	13.33	0.47	0.43	9.71	9.71	60.72
NASDAQ Listed OTC Companies(21)	20.31	26,456	272.7	23.86	17.05	20.25	0.56	14.31	8.33	0.52	0.44	8.69	8.20	75.37
California Companies(1)	14.50	14,549	82.5	15.62	10.47	14.50	0.00	45.00	45.00	0.24	0.21	6.13	6.13	40.17
Mid-Atlantic Companies(10)	21.97	29,485	307.3	26.99	18.92	21.88	0.66	6.96	-0.34	0.63	0.60	8.65	7.95	90.46
Mid-West Companies(5)	17.99	18,707	163.9	21.05	15.13	17.82	1.23	15.17	9.23	0.29	0.31	9.14	8.82	68.14
New England Companies(5)	18.57	26,174	336.3	19.28	13.73	18.50	0.06	20.07	18.35	0.63	0.36	8.75	8.51	64.17
South-East Companies(2)	24.12	17,060	100.6	27.08	21.27	24.17	1.01	16.39	10.99	0.38	0.26	9.93	9.68	48.92
Thrift Strategy(22)	19.47	21,555	200.9	22.91	16.64	19.39	0.66	11.13	5.99	0.45	0.43	8.62	8.20	72.29
Diversified Strategy(1)	36.82	93,700	1,436.9	37.25	20.38	36.64	0.49	78.65	69.68	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	23.07	29,870	326.4	27.31	18.95	22.93	1.00	11.36	4.18	0.59	0.50	9.43	8.84	85.74
Companies Without Dividends(6)	12.18	10,021	51.6	12.85	10.72	12.22	-0.32	21.75	21.75	0.29	0.27	6.93	6.89	41.08
Equity/Assets <6%(1)	16.54	5,899	35.5	22.68	13.15	17.39	-4.89	1.53	-10.84	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(9)	26.46	46,838	553.9	31.00	21.30	26.44	0.52	14.10	5.93	0.88	0.69	10.23	9.20	112.32
Equity/Assets >12%(13)	16.20	10,806	64.4	18.43	13.97	15.99	1.18	15.01	12.23	0.30	0.29	7.92	7.88	43.55
Holding Company Structure(20)	20.13	21,457	209.1	23.71	17.26	20.03	0.79	9.34	3.69	0.48	0.45	8.84	8.39	76.26
Assets Over $1 Billion(5)	32.56	84,746	998.5	36.98	26.31	32.76	-0.51	22.45	10.33	0.96	0.67	11.15	10.27	99.88
Assets $500 Million-$1 Billion(6)	15.02	14,691	87.2	17.07	12.17	15.05	-0.15	16.46	14.46	0.27	0.24	7.29	7.18	60.26
Assets $250-$500 Million(9)	19.02	5,119	31.7	23.04	16.38	18.72	1.53	5.94	1.10	0.47	0.47	8.84	8.26	82.00
Assets less than $250 Million(3)	13.72	3,325	19.0	15.55	11.50	13.53	1.59	19.72	17.74	0.38	0.38	7.63	7.62	35.06
Goodwill Companies(11)	18.89	19,898	209.4	21.74	15.03	18.77	1.00	13.79	7.86	0.53	0.36	8.43	7.50	80.40
Non-Goodwill Companies(12)	21.46	29,087	296.2	25.18	18.43	21.40	0.34	14.33	9.59	0.50	0.51	9.09	9.09	68.31
MHC Institutions(23)	20.23	24,692	254.7	23.53	16.80	20.14	0.66	14.07	8.76	0.52	0.44	8.78	8.33	74.09
MHC Converted Last 3 Months(4)	11.26	10,415	50.8	11.70	10.71	11.20	0.42	12.63	12.63	0.26	0.23	6.59	6.53	42.96

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 22, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/	Shares Outst-	Market Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2000(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY	36.05	74,960	2,702.3	42.55	32.93	35.77	0.78	8.42	-3.09	2.65	2.59	18.30	15.83	297.95
BBX	BankAtlantic Bancorp of FL	16.86	59,874	1,009.5	19.75	13.70	17.47	-3.49	4.33	-11.26	1.25	1.45	7.35	5.89	90.66
CFB	Commercial Federal Corp. of NE	27.37	39,871	1,091.3	28.48	23.82	27.64	-0.98	11.49	2.47	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	53.10	27,854	1,479.0	57.55	45.41	55.59	-4.48	16.32	7.71	3.22	2.35	33.84	33.72	510.60
FED	FirstFed Financial Corp. of CA	49.10	16,406	805.5	51.51	38.16	50.40	-2.58	10.07	12.87	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	20.10	61,338	1,232.9	28.11	18.00	20.67	-2.76	-5.41	-6.16	3.35	1.68	11.57	11.57	195.08
GDW	Golden West Fin. Corp. of CA	110.23	153,051	16,870.8	116.91	95.68	112.81	-2.29	15.21	6.82	7.78	7.74	42.90	42.90	608.67
NDE	IndyMac Bancorp, Inc. of CA	31.91	61,099	1,949.7	38.10	25.58	37.01	-13.78	24.41	7.12	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	18.09	265,090	4,795.5	35.57	17.62	20.01	-9.60	-26.43	-36.62	1.35	1.83	11.47	3.75	90.87
PFB	PFF Bancorp, Inc. of Pomona CA	38.33	16,702	640.2	40.95	33.93	38.40	-0.18	7.73	5.65	2.54	2.40	19.34	19.27	218.19
PFS	Provident Fin. Serv. Inc of NJ*	17.01	60,065	1,021.7	21.55	15.91	17.43	-2.41	-12.72	-10.00	0.59	0.54	13.59	13.22	71.53
SOV	Sovereign Bancorp, Inc. of PA	21.23	350,000	7,430.5	25.20	18.66	21.47	-1.12	13.29	-10.61	1.30	1.17	10.90	6.50	139.11
WES	Westcorp of Irvine CA	37.65	51,833	1,951.5	46.80	34.13	40.62	-7.31	6.24	3.01	3.21	3.21	23.65	23.64	289.37
	AMEX Traded Companies														
BHL	Berkshire Hills Bancorp of MA*	36.10	5,871	211.9	39.20	32.46	35.98	0.33	2.50	-0.28	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	42.82	4,540	194.4	43.69	29.20	43.35	-1.22	34.65	22.69	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	19.69	2,291	45.1	26.50	17.85	19.81	-0.61	3.91	-22.48	2.02	1.95	18.30	18.30	241.31
EFC	EFC Bancorp, Inc of Elgin IL	25.75	4,653	119.8	28.49	20.97	25.43	1.26	22.62	7.74	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	9.45	6,662	63.0	9.50	6.90	8.90	6.18	24.34	18.12	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	14.75	2,283	14.3	14.75	11.50	14.50	1.72	22.92	26.07	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	19.00	2,525	48.0	20.50	16.57	18.99	0.05	12.49	-1.55	1.39	1.23	14.44	14.14	213.37
SZB	SouthFirst Bancshares of AL	15.10	719	10.9	18.75	14.95	15.60	-3.21	-7.08	-12.72	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	40.25	2,279	91.7	41.75	34.10	41.00	-1.83	16.67	10.94	2.60	2.55	25.44	25.44	254.70
WSB	Washington SB, FSB of Bowie MD	12.21	7,308	89.2	13.60	8.75	12.46	-2.01	29.76	32.00	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	23.90	10,057	116.6	25.50	16.81	23.51	1.66	0.21	0.59	0.57	0.50	11.59	11.59	78.50
WFI	Winton Financial Corp. of OH(8)	21.40	4,746	101.6	22.00	12.70	21.75	-1.61	58.64	62.61	1.01	0.80	9.68	9.67	116.68
WRO	Woronoco Bancorp, Inc. of MA	36.38	3,668	133.4	40.50	27.75	37.50	-2.99	28.32	0.36	1.55	1.43	21.46	20.97	240.48
	NASDAQ Listed OTC Companies														
FIFG	1st Independence Fin Grp of KY	19.00	1,223	23.2	25.00	17.32	19.00	0.00	-1.55	-16.56	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	14.03	975	13.7	19.36	13.12	14.52	-3.37	-1.34	-2.23	1.04	1.10	13.16	13.16	158.32
ASBP	ASB Financial Corp. of OH	21.05	1,661	35.0	29.24	21.05	21.05	0.00	-20.54	-6.69	1.21	1.22	10.49	10.49	100.16
AABC	Access Anytime Bancorp of NM	14.01	1,227	17.2	14.74	13.00	13.99	0.14	3.78	-1.41	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV(8)	25.75	1,398	36.0	26.75	16.70	25.75	0.00	51.47	41.25	1.78	1.45	15.54	11.09	229.71
ALLB	Alliance Bank MHC of PA (20.0)	31.24	3,441	21.5	40.50	26.45	31.24	0.00	17.89	11.57	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	15.50	3,149	48.8	18.00	14.07	15.80	-1.90	-0.06	6.90	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	25.43	22,998	584.8	27.13	23.94	26.17	-2.83	3.63	2.13	1.91	1.29	13.38	12.47	166.96
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	12.90	14,548	75.1	13.15	11.37	12.46	3.53	29.00	29.00	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	18.15	1,588	28.8	20.90	16.48	18.25	-0.55	-8.79	-7.16	0.89	0.89	16.64	16.64	115.06
BCSB	BCSB Bankcorp MHC of MD (36.4)	16.54	5,899	35.5	22.68	13.15	17.39	-4.89	1.53	-10.84	0.11	0.10	6.84	6.38	127.13
BFCF	BFC Financial Corp. of FL(8)	10.80	21,270	229.7	14.00	7.30	0.00	-1.00	45.55	21.08	0.00	0.00	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	11.92	78,410	934.6	12.60	9.65	12.15	-1.89	3.56	4.65	0.33	0.29	9.05	8.31	39.63
BKUNA	BankUnited Fin. Corp. of FL	27.87	30,006	836.3	30.25	20.90	28.33	-1.62	25.48	8.07	1.58	1.46	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.31	3,406	18.1	7.00	4.85	5.51	-3.63	-3.80	-14.90	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.00	1,500	18.0	15.00	11.01	12.26	-2.12	-13.79	-7.69	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	15.55	58,825	914.7	16.25	13.75	15.67	-0.77	7.24	1.37	0.29	0.26	10.14	10.14	27.37
CITZ	CFS Bancorp, Inc of Munster IN	14.00	12,310	172.3	15.20	12.44	13.70	2.19	0.72	-5.41	0.25	0.19	12.55	12.43	119.56
CKFB	CKF Bancorp of Danville KY	18.00	1,466	26.4	20.00	13.13	17.00	5.88	31.39	7.46	1.14	1.14	10.76	10.01	103.59
CAFI	Camco Fin Corp of Cambridge OH	15.10	7,359	111.1	18.00	12.63	15.59	-3.14	-11.49	-12.87	0.64	0.45	12.46	12.06	145.23
CFFN	Capitol Fd Fn MHC of KS (29.2)	32.95	73,970	708.4	39.58	29.27	32.64	0.95	5.78	-8.65	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	32.00	1,665	53.3	38.00	26.00	31.98	0.06	-7.51	-12.35	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	12.70	2,039	25.9	18.00	11.25	12.88	-1.40	-8.04	-21.07	-0.91	-0.96	9.15	9.15	63.24
CHFN	Charter Fincl MHC of GA (18.4)	35.33	19,571	126.2	41.00	31.17	35.87	-1.51	3.79	-7.03	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	31.34	3,876	121.5	31.49	22.99	31.30	0.13	35.61	31.96	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.35	9,919	50.7	13.75	10.17	11.11	2.16	13.50	13.50	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	23.00	8,290	190.7	25.83	20.53	23.01	-0.04	0.17	0.88	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	24.54	1,499	36.8	28.50	20.00	24.80	-1.05	-1.80	-3.76	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	12.61	7,452	94.0	15.25	12.40	12.50	0.88	-14.10	-9.61	0.40	0.28	9.63	8.61	67.17
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.31	30,530	155.4	14.25	10.50	11.44	-1.14	13.10	13.10	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	14.40	15,856	228.3	15.82	11.82	14.14	1.84	12.59	-1.37	0.87	0.83	4.93	4.93	80.72

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 22, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
CCBI	Commercial Capital Bcrp of CA	23.25	53,126	1,235.2	24.99	12.86	23.20	0.22	77.89	44.77	0.56	0.52	10.97	4.13	89.29
CFFC	Community Fin. Corp. of VA	19.65	2,079	40.9	24.70	17.50	19.95	-1.50	10.70	-0.51	1.62	1.62	14.03	14.02	170.87
CIBI	Community Inv. Bncp, Inc of OH	13.95	1,080	15.1	17.00	13.00	13.70	1.82	1.82	-6.81	0.80	0.75	12.25	12.25	112.83
DCOM	Dime Community Bancshars of NY*	16.04	37,350	599.1	21.51	15.52	17.08	-6.09	-7.12	-21.79	1.33	1.27	7.21	5.71	92.89
ESBF	ESB Financial Corp. of PA	13.98	10,708	149.7	16.89	10.63	13.55	3.17	-7.72	-13.17	0.87	0.76	8.31	7.61	127.17
ESBK	Elmira Svgs Bank, FSB of NY*	30.46	986	30.0	33.35	26.09	27.45	10.97	15.55	7.22	2.53	1.97	20.48	19.96	318.01
FFDF	FFD Financial Corp of Dover OH	14.45	1,188	17.2	16.50	13.00	14.30	1.05	-2.23	-2.03	0.58	0.38	14.09	14.09	114.39
FFLC	FFLC Bancorp of Leesburg FL	29.36	5,405	158.7	30.47	24.26	29.73	-1.24	2.62	2.12	1.68	1.58	14.89	14.89	187.05
FFWC	FFW Corporation of Wabash IN	23.50	1,285	30.2	26.12	20.14	23.01	2.13	10.59	6.82	1.90	1.63	17.61	16.85	186.70
FMCO	FMS Fin Corp. of Burlington NJ	16.80	6,501	109.2	20.50	15.15	16.90	-0.59	-1.18	-6.67	1.11	1.11	10.05	9.60	190.77
FPHH	FSF Financial Corp. of MN(8)	34.65	2,386	82.7	35.00	28.01	34.60	0.14	7.51	13.61	1.82	0.77	21.64	19.63	214.09
FSBI	Fidelity Bancorp, Inc. of PA	23.00	2,668	61.4	24.35	19.75	22.00	4.55	4.97	-2.09	1.68	1.45	14.94	13.86	238.29
FFFL	Fidelity Bankshares, Inc of FL	37.89	15,132	573.4	38.80	26.90	38.14	-0.66	38.34	20.67	1.27	1.32	12.50	12.14	224.86
FFED	Fidelity Fed. Bancorp of IN(8)	1.51	11,000	16.6	2.55	1.32	1.51	0.00	-11.18	-4.43	0.02	-0.01	1.42	1.42	17.52
FBTC	First BancTrust Corp of IL	12.05	2,500	30.1	13.75	11.05	11.95	0.84	0.75	-0.66	0.61	0.44	10.30	10.30	88.49
FBEI	First Bancorp of Indiana of IN	19.95	1,609	32.1	23.40	19.05	19.63	1.63	1.01	-0.60	0.19	-0.07	18.00	16.75	164.12
FBSI	First Bancshares, Inc. of MO	19.98	1,628	32.5	22.15	19.28	19.60	1.94	-3.85	-4.86	1.44	1.37	16.77	16.47	162.76
FCAP	First Capital, Inc. of IN	21.00	2,817	59.2	25.00	19.00	20.35	3.19	3.70	0.00	1.24	1.25	15.57	13.45	148.33
FCFL	First Community Bk Corp of FL	21.80	2,115	46.1	26.19	14.30	21.50	1.40	44.37	42.48	0.82	0.76	10.65	10.45	101.69
FDEF	First Defiance Fin. Corp of OH	26.45	6,286	166.3	30.65	22.01	25.35	4.34	-1.49	2.12	1.93	1.37	19.80	16.73	170.72
FFFS	First Fed Serv MHC of IL(45.0)	13.50	3,920	23.8	14.65	11.00	14.00	-3.57	35.00	35.00	0.48	0.48	9.08	9.08	34.47
FFBH	First Fed. Bancshares of AR	20.49	5,195	106.4	21.50	18.00	20.25	1.19	6.77	-0.05	1.40	1.26	14.35	14.35	137.18
FTFC	First Fed. Capital Corp. of WI(8)	30.85	22,517	694.6	31.49	19.76	30.95	-0.32	40.74	36.75	1.62	0.70	12.63	8.62	163.64
FFBI	First Federal Bancshares of IL	23.51	1,310	30.8	36.00	20.10	23.65	-0.59	-27.10	-33.21	1.71	1.65	16.43	15.21	234.90
FFSX	First Federal Bankshares of IA	23.10	3,740	86.4	25.24	20.00	22.40	3.13	5.00	-6.33	1.50	1.24	19.11	14.10	164.58
FFBZ	First Federal Bncrp, Inc of OH(8)	13.18	3,286	43.3	15.00	8.06	13.15	0.23	60.73	45.31	0.56	0.48	6.97	6.97	78.57
FFCH	First Fin. Holdings Inc. of SC	29.23	12,303	359.6	33.14	25.75	30.79	-5.07	-4.29	-6.52	2.05	1.82	13.27	11.43	199.29
FFHS	First Franklin Corp. of OH	20.40	1,646	33.6	22.00	15.26	20.75	-1.69	6.08	13.52	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	23.25	1,926	44.8	29.00	21.40	23.25	0.00	-14.02	-14.84	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	22.75	2,497	56.8	24.75	20.26	23.00	-1.09	2.16	5.32	1.70	1.92	17.95	16.59	303.38
FMSB	First Mutual Bncshrs Inc of WA*	24.77	5,277	130.7	26.45	18.67	24.80	-0.12	34.91	11.23	1.66	1.47	10.38	10.38	182.62
FNFG	First Niagara Fin. Group of NY*	13.59	83,551	1,135.5	15.78	11.49	13.57	0.15	-4.30	-9.22	0.43	0.42	8.72	7.34	42.96
FNFI	First Niles Fin., Inc. of OH	19.00	1,385	26.3	20.70	16.43	19.49	-2.51	6.15	7.04	0.75	0.63	11.12	11.12	70.23
FPTB	First PacTrust Bancorp of CA	26.65	4,696	125.1	26.90	19.53	25.85	3.09	26.60	19.40	1.01	1.00	16.66	16.66	141.61
FPFC	First Place Fin. Corp. of OH	19.54	14,986	292.8	20.28	16.44	19.56	-0.10	7.66	0.05	0.94	0.65	14.89	9.93	149.95
FBNW	FirstBank NW Corp. of WA	28.97	2,965	85.9	31.05	24.50	28.87	0.35	3.43	-4.55	1.73	1.30	23.50	16.48	247.10
FFIC	Flushing Fin. Corp. of NY*	18.89	19,183	362.4	19.93	14.77	19.33	-2.28	26.10	3.34	1.18	1.17	7.81	7.61	105.72
FKKY	Frankfort First Bancorp of KY(8)	24.49	1,267	31.0	26.36	19.79	24.34	0.62	14.12	17.74	0.75	0.75	13.82	13.82	109.01
FBTX	Franklin Bank Corp of TX	15.81	21,225	335.6	20.70	14.33	17.07	-7.38	9.03	-16.79	0.59	0.50	11.98	9.15	144.65
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	19.75	1,147	22.7	25.98	18.49	19.75	0.00	9.72	-9.78	1.18	1.14	15.81	15.81	202.34
GSLA	GS Financial Corp. of LA	18.60	1,299	24.2	20.00	17.73	18.83	-1.22	-2.62	-4.32	0.40	0.19	21.86	21.86	161.27
GTPS	Great American Bancorp of IL	27.71	735	20.4	36.75	23.00	29.01	-4.48	-19.68	-20.85	1.67	1.57	23.09	22.43	213.96
PEDE	Great Pee Dee Bancorp of SC	14.99	1,814	27.2	18.10	14.99	15.25	-1.70	-14.83	-14.83	0.69	0.63	14.36	13.78	86.19
GAFC	Greater Atlant. Fin Corp of VA	6.30	3,012	19.0	8.25	5.78	6.25	0.80	-22.22	-22.70	-0.04	-3.12	6.38	5.96	167.48
GCBC	Green Co Bcrp MHC of NY (43.9)	30.22	2,054	27.3	36.00	28.16	31.04	-2.64	-5.86	-8.98	1.42	1.43	14.52	14.52	138.55
HFFC	HF Financial Corp. of SD	16.98	3,533	60.0	18.25	14.05	16.49	2.97	4.62	3.85	1.48	1.22	14.62	13.22	239.76
HMNF	HMN Financial, Inc. of MN	29.25	4,457	130.4	29.50	20.46	29.24	0.03	41.99	20.42	2.20	1.66	18.20	17.26	205.09
HARB	Harbor Florida Bancshrs of FL	31.24	23,789	743.2	33.74	26.02	31.20	0.13	16.57	5.04	1.66	1.52	11.68	11.51	108.97
HARL	Harleysville Svgs Fin Cp of PA	28.65	2,299	65.9	34.50	25.75	27.86	2.84	-3.83	-4.18	2.05	1.91	18.82	18.82	307.92
HWFG	Harrington West Fncl Grp of CA	18.78	5,269	99.0	19.70	13.16	19.09	-1.62	32.91	35.79	1.53	1.46	9.29	8.35	199.36
HIFS	Hingham Inst. for Sav. of MA*	41.50	2,081	86.4	44.97	36.00	41.50	0.00	13.70	-0.10	2.80	2.77	20.26	20.26	252.79
HCFC	Home City Fin. Corp. of OH	16.47	824	13.6	18.25	14.55	15.87	3.78	6.88	-4.52	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	5.45	1,356	7.4	6.40	4.79	5.45	0.00	-5.71	-13.63	0.27	0.35	5.26	5.26	46.77
HLFC	Home Loan Financial Corp of OH	19.58	1,682	32.9	21.40	17.40	20.50	-4.49	10.31	1.71	1.06	1.00	13.26	13.26	95.14
HFBC	HopFed Bancorp, Inc. of KY	17.00	3,637	61.8	18.50	16.00	16.99	0.06	-1.85	-1.39	1.09	0.98	12.75	11.20	160.10
HRZB	Horizon Financial Corp. of WA*	19.38	10,168	197.1	22.56	16.73	19.55	-0.87	15.01	10.68	1.26	1.07	10.58	10.53	86.30
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	35.22	187,157	2,274.5	40.38	31.40	36.21	-2.73	8.97	-7.75	1.16	1.10	6.88	6.88	99.76
HRBT	Hudson River Bancorp Inc of NY(8)	19.19	30,549	586.2	21.44	15.83	19.09	0.52	21.23	-1.69	1.08	1.08	9.33	7.03	85.43
ICBC	Independence Comm Bnk Cp of NY	37.12	84,544	3,138.3	41.58	34.30	39.15	-5.19	4.42	3.20	1.97	1.96	25.43	11.12	213.12
IFSB	Independence FSB of DC(8)	13.45	1,552	20.9	25.49	12.75	17.01	-20.93	-34.55	-42.18	-1.58	-3.08	11.19	11.19	125.53
JXSB	Jcksnville Bcp MHC of IL(46.8)	19.25	1,952	17.6	20.00	13.20	19.25	0.00	20.31	14.18	0.35	0.25	9.86	8.30	136.17
JFBI	Jefferson Bancshares Inc of TN	13.19	8,386	110.6	15.00	11.30	13.10	0.69	-9.60	-4.42	0.17	0.48	11.14	11.14	36.43
KFED	K-Fed Bancorp of CA MHC (39.1)	14.50	14,549	82.5	15.62	10.47	14.50	0.00	45.00	45.00	0.24	0.21	6.13	6.13	40.17
KNBT	KNBT Bancorp, Inc. of PA	16.77	28,854	483.9	17.99	14.17	17.02	-1.47	67.70	-4.61	-0.10	0.41	13.04	11.48	75.72
LSBX	LSB Corp of No. Andover MA*	19.50	4,307	84.0	20.81	15.00	19.60	-0.51	18.18	12.65	1.41	2.01	13.23	13.23	110.58

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 22, 2004

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
LSBI	LSB Fin. Corp. of Lafayette IN	26.00	1,431	37.2	27.00	20.95	25.25	2.97	2.65	-0.73	2.11	1.64	20.20	20.20	239.49
LARL	Laurel Capital Group Inc of PA	25.96	1,929	50.1	26.20	19.13	24.00	8.17	23.80	4.89	0.87	0.86	14.06	12.16	155.20
LNCB	Lincoln Bancorp of IN	19.16	5,341	102.3	21.52	16.12	19.15	0.05	-1.69	-3.96	0.64	0.62	15.08	14.68	108.81
MAFB	MAF Bancorp, Inc. of IL	43.25	32,650	1,412.1	44.95	39.27	43.81	-1.28	8.15	3.22	2.92	2.65	27.75	19.33	287.12
MFBC	MFB Corp. of Mishawaka IN	30.50	1,329	40.5	35.00	27.56	30.13	1.23	-2.15	0.13	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	37.00	4,393	162.5	44.27	32.05	37.01	-0.03	-3.14	-13.97	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	12.30	6,520	80.2	13.91	8.09	12.65	-2.77	49.09	32.97	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	18.45	2,051	37.8	21.00	12.70	18.95	-2.64	41.92	22.92	0.94	0.54	8.63	8.58	107.41
MCBF	Monarch Community Bncrp of MI	14.00	2,710	37.9	17.21	12.57	14.00	0.00	-9.09	-13.10	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	24.05	4,949	119.0	29.21	20.94	23.93	0.50	-10.63	-4.22	1.49	1.31	18.64	18.45	165.37
MYST	Mystic Financial, Inc. of MA(8)*	40.60	1,570	63.7	40.60	24.55	40.54	0.15	62.99	34.30	1.19	0.93	17.03	17.03	281.01
NASB	NASB Fin, Inc. of Grandview MO	35.75	8,458	302.4	44.50	34.27	36.77	-2.77	-3.92	-14.70	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	29.58	2,075	61.4	35.67	27.00	28.95	2.18	8.47	-12.61	2.89	2.09	19.75	13.90	291.52
NVSL	Naug Vlly Fin MHC of CT (45.0)	10.61	7,604	36.3	11.25	10.50	10.80	-1.76	6.10	6.10	0.21	0.21	6.49	6.49	37.01
NTBK	NetBank, Inc. of Alpharetta GA	9.24	46,673	431.3	14.83	9.02	9.68	-4.55	-28.92	-30.79	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	14.15	114,159	1,615.3	15.72	12.92	14.15	0.00	41.50	41.50	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	29.34	4,200	123.2	29.85	25.75	28.63	2.48	13.90	1.00	1.90	1.84	12.66	10.62	173.99
FFFD	North Central Bancshares of IA	37.75	1,563	59.0	39.25	34.90	37.72	0.08	2.67	2.47	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	21.50	1,425	30.6	22.93	18.52	21.50	0.00	14.12	2.19	1.16	1.08	18.61	18.61	157.96
NEPF	Northeast PA Fin. Corp of PA	16.52	4,172	68.9	20.00	16.25	16.50	0.12	-6.88	-14.00	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	22.49	49,330	446.4	26.67	19.35	22.43	0.27	15.04	5.39	1.02	0.95	10.14	7.26	117.14
OCFC	OceanFirst Fin. Corp of NJ	23.25	13,244	307.9	28.00	21.30	23.99	-3.08	-7.22	-14.36	1.37	0.83	10.23	10.12	140.24
ONFC	Oneida Fincl MHC of NY (42.4)	11.45	7,487	36.4	17.65	8.74	11.50	-0.43	-25.31	-22.32	0.40	0.34	6.52	4.74	57.54
PBNC	PFS Bancorp Inc. of Aurora IN	16.00	1,474	23.6	24.26	15.61	19.10	-16.23	-12.09	-18.58	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.77	2,903	77.7	26.99	17.60	26.81	-0.15	36.58	24.51	1.02	0.49	15.65	15.65	111.27
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.55	6,943	33.9	11.20	10.25	10.55	0.00	5.50	5.50	0.24	0.23	7.20	7.20	44.00
PVFC	PVF Capital Corp. of Solon OH	13.61	7,044	95.9	16.34	11.65	13.90	-2.09	1.72	-7.10	0.98	0.49	9.00	9.00	107.28
PPBI	Pacific Premier Bncrp of CA(8)	11.00	5,261	57.9	15.25	8.85	12.00	-8.33	15.55	-0.81	1.09	1.27	7.87	7.87	80.54
PBCI	Pamrapo Bancorp, Inc. of NJ	23.00	4,975	114.4	29.60	19.45	22.76	1.05	2.68	-9.27	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	30.30	1,145	34.7	35.05	26.58	30.30	0.00	7.79	4.27	2.27	2.06	26.09	26.09	236.49
PVSA	Parkvale Financial Corp of PA	26.32	5,581	146.9	30.73	25.21	26.54	-0.83	2.69	-1.97	1.79	1.67	18.76	16.76	288.92
PRTR	Partners Trust Fin. Grp. of NY	10.17	49,049	498.8	21.27	9.35	10.52	-3.33	-21.89	-41.65	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	18.50	2,448	16.0	21.00	14.77	17.00	8.82	11.45	0.22	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	30.48	6,788	206.9	36.95	27.80	31.06	-1.87	3.11	-9.01	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	23.10	3,371	77.9	28.00	21.32	22.50	2.67	-1.70	-3.75	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	36.82	93,700	1,436.9	37.25	20.38	36.64	0.49	78.65	69.68	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.16	3,899	90.3	24.50	19.83	23.99	-3.46	-3.50	2.93	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.00	1,433	21.5	18.50	13.25	15.00	0.00	7.91	-5.54	0.68	0.68	12.16	12.16	94.75
PFSL	Pocahontas Bancorp, Inc. of AR	15.05	4,571	68.8	18.11	13.10	15.98	-5.82	11.56	-5.58	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	11.73	39,638	465.0	12.42	9.29	11.67	0.51	24.26	10.66	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	26.69	6,993	186.6	29.58	20.05	27.85	-4.17	33.05	10.38	2.40	0.81	15.73	15.70	188.62
PULB	Pulaski Fin Cp of St. Louis MO	19.10	5,474	104.6	20.44	14.40	18.10	5.52	25.91	13.15	1.03	0.31	7.05	6.95	103.51
RPFG	Ranier Pacific Fin Group of WA	17.66	7,786	137.5	18.35	15.22	17.46	1.15	3.94	10.93	-0.26	-0.33	14.01	13.98	97.69
RIVR	River Valley Bancorp of IN(8)	21.25	1,608	34.2	30.25	20.50	22.35	-4.92	4.27	-27.79	1.58	1.19	13.74	13.72	160.73
RVSB	Riverview Bancorp, Inc. of WA	21.25	4,800	102.0	21.95	19.26	21.95	-3.19	4.94	-0.05	1.51	1.51	13.80	11.74	107.37
ROME	Rome Bncp Inc MHC of NY (38.5)*	27.99	4,222	45.6	36.00	25.15	26.00	7.65	9.89	-9.88	0.36	0.45	8.42	8.42	62.84
SIFI	SI Fin Gp Inc MHC of CT (42.0)	10.99	12,564	58.0	11.20	10.70	11.00	-0.09	9.90	9.90	0.23	0.23	6.13	6.10	47.57
SVBI	Severn Bancorp, Inc. of MD	34.00	4,159	141.4	37.70	26.05	33.74	0.77	13.14	6.42	2.88	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	14.65	12,550	183.9	17.35	12.51	14.95	-2.01	-6.09	-6.03	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	9.75	3,068	29.9	10.95	9.13	10.00	-2.50	-4.60	-6.61	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	15.71	2,227	35.0	17.50	13.61	15.25	3.02	8.95	13.43	1.29	1.30	11.65	10.37	140.05
STSA	Sterling Financial Corp of WA	35.96	22,615	813.2	37.21	26.66	36.68	-1.96	34.18	15.59	1.90	1.85	18.05	11.46	276.77
STBI	Sturgis Bancorp, Inc. of MI	14.69	2,730	40.1	15.87	11.95	14.63	0.41	20.21	3.52	0.76	0.55	10.34	8.43	115.06
SYNF	Synergy Financial Group of NJ	10.60	12,452	132.0	11.50	8.46	10.50	0.95	24.71	5.47	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	28.88	2,780	80.3	35.47	26.30	28.40	1.69	-10.86	-15.56	-1.36	-1.27	20.60	18.94	224.70
TONE	TierOne Corp. of Lincoln NE	22.10	18,286	404.1	25.37	19.77	22.81	-3.11	-1.47	-3.75	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	24.25	3,892	94.4	24.75	21.00	23.36	3.81	-0.21	6.88	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	12.92	74,191	958.5	14.25	11.80	13.00	-0.62	3.61	-1.75	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	18.45	1,935	35.7	19.60	16.53	18.45	0.00	6.65	5.67	1.03	1.03	17.52	16.10	135.16
UCFC	United Community Fin. of OH	10.95	31,177	341.4	13.99	10.21	11.38	-3.78	7.14	-4.03	0.69	0.55	7.84	6.65	70.04
UPFC	United PanAm Fin. Corp of CA	18.80	16,164	303.9	19.64	14.20	19.11	-1.62	11.64	12.64	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	20.00	1,202	24.0	20.00	15.27	20.00	0.00	26.98	23.61	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	51.18	7,036	360.1	53.85	41.61	51.87	-1.33	21.86	14.11	3.46	3.29	25.26	25.10	341.10
WVFC	WVS Financial Corp. of PA	17.79	2,446	43.5	19.98	16.00	17.65	0.79	1.66	1.66	0.94	0.94	11.94	11.94	177.28
WFSL	Washington Federal, Inc. of WA	24.40	78,680	1,919.8	26.44	22.13	25.48	-4.24	3.92	-5.43	1.71	1.71	13.94	13.19	92.58

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 22, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WAYN Wayne Savings Bancshares of OH	16.77	3,770	63.2	21.00	14.29	16.50	1.64	16.86	-6.83	0.65	0.62	11.15	10.76	102.51
WYPT Waypoint Financial Corp of PA(8)	27.02	33,456	904.0	28.20	19.50	27.30	-1.03	28.06	24.57	1.01	0.78	11.84	11.21	162.69
WCFB Wbstr Cty Fed MHC of IA (39.0)	12.90	3,772	19.0	17.25	12.00	12.10	6.61	1.26	-7.86	0.30	0.30	5.99	5.96	27.78
WEFC Wells Fin. Corp. of Wells MN	29.46	1,161	34.2	34.79	22.16	29.50	-0.14	4.84	-1.80	2.32	1.14	24.40	24.40	192.38
WGBC Willow Grove Bancorp Inc of PA	16.66	9,884	164.7	18.78	14.85	17.02	-2.12	2.02	-6.19	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of October 22, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(149)	10.01	9.18	0.80	8.85	5.36	0.68	7.14	0.65	163.77	0.99	17.42	151.19	14.71	166.03	19.43	0.46	2.11	33.23
NYSE Traded Companies(11)	7.31	6.62	1.20	16.37	8.22	0.92	12.46	0.40	199.74	0.96	13.07	189.04	13.88	213.98	14.30	0.57	1.81	20.59
AMEX Traded Companies(9)	8.21	8.12	0.80	9.00	5.09	0.64	7.19	0.48	142.83	0.76	16.06	158.96	12.95	160.39	17.58	0.50	2.18	29.99
NASDAQ Listed OTC Companies(129)	10.38	9.49	0.77	8.11	5.10	0.66	6.62	0.67	163.33	1.00	18.00	147.03	14.90	161.67	20.10	0.44	2.13	34.98
California Companies(13)	7.88	7.17	1.11	14.47	6.94	0.81	10.75	0.21	411.07	1.25	14.57	191.68	15.07	192.86	18.06	0.43	1.37	20.41
Florida Companies(8)	7.66	7.31	0.98	11.94	5.16	0.96	11.72	0.30	236.37	0.82	20.63	230.77	17.66	243.03	21.47	0.25	0.94	18.51
Mid-Atlantic Companies(33)	9.12	8.00	0.77	9.11	4.89	0.67	6.79	0.34	230.08	1.12	17.96	157.20	14.71	181.58	20.11	0.46	2.16	39.23
Mid-West Companies(68)	10.50	9.84	0.78	7.96	5.68	0.65	6.64	0.86	122.17	0.90	17.45	135.04	13.92	146.21	19.49	0.50	2.45	37.68
New England Companies(4)	12.55	9.23	0.49	6.86	4.32	0.66	6.95	0.14	264.67	0.91	16.85	144.81	16.85	188.09	19.80	0.62	2.13	41.70
North-West Companies(6)	12.45	11.12	1.01	8.78	4.99	0.94	8.18	0.31	243.12	1.18	16.12	151.51	18.42	185.57	17.48	0.49	2.07	34.12
South-East Companies(13)	12.11	11.66	0.67	6.64	3.97	0.51	4.32	0.76	101.48	0.96	16.75	142.55	15.94	149.52	17.62	0.43	2.23	31.43
South-West Companies(3)	6.95	4.80	0.49	6.27	5.26	0.24	2.86	0.30	109.28	0.44	20.77	119.58	8.48	178.32	31.62	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.20	0.43	10.41	2.55	23.68	0.80	19.22	108.08	4.62	108.08	10.88	0.00	0.00	0.00
Thrift Strategy(140)	10.14	9.33	0.79	8.59	5.26	0.67	6.90	0.65	158.15	0.98	17.62	149.41	14.75	162.13	19.39	0.47	2.15	34.34
Mortgage Banker Strategy(7)	7.54	6.00	1.07	13.94	7.12	0.92	12.20	0.36	326.92	1.05	14.44	188.07	14.26	248.44	18.67	0.28	1.14	14.98
Real Estate Strategy(2)	8.39	8.39	0.95	11.25	7.20	0.48	5.63	1.48	39.06	0.70	13.89	151.22	12.69	151.22	27.78	0.30	2.20	30.61
Companies Issuing Dividends(135)	10.28	9.46	0.82	8.89	5.43	0.70	7.45	0.65	167.60	0.96	17.27	150.42	15.00	164.07	19.37	0.49	2.28	36.25
Companies Without Dividends(13)	6.69	5.76	0.62	8.36	4.51	0.38	3.31	0.58	113.39	1.27	19.37	160.52	11.15	189.53	20.22	0.00	0.00	0.00
Equity/Assets <6%(14)	5.16	4.80	0.64	11.23	6.59	0.37	5.56	0.58	155.66	0.72	16.08	166.74	8.72	178.88	17.85	0.26	1.30	17.91
Equity/Assets 6-12%(102)	8.81	8.13	0.87	9.85	5.81	0.72	8.12	0.70	149.84	1.02	16.67	157.13	13.86	173.68	18.96	0.50	2.16	32.23
Equity/Assets >12%(33)	15.55	14.07	0.68	4.90	3.50	0.69	4.81	0.52	205.35	0.98	21.26	127.35	19.64	137.23	22.20	0.41	2.29	47.01
Actively Traded Companies(10)	8.51	7.19	1.10	13.29	6.52	1.16	13.99	0.61	141.12	0.88	15.58	187.49	15.66	232.70	14.68	0.58	2.13	26.91
Market Value Below $20 Million(11)	8.04	7.55	0.39	4.44	3.81	0.10	-1.34	0.86	86.95	0.70	17.50	110.31	8.79	122.78	15.96	0.24	1.78	26.63
Holding Company Structure(147)	10.01	9.17	0.79	8.77	5.32	0.67	7.07	0.65	163.77	0.99	17.48	150.89	14.68	165.84	19.48	0.46	2.11	33.33
Assets Over $1 Billion(53)	9.31	7.92	0.97	11.78	5.98	0.81	9.67	0.55	223.11	1.11	16.11	175.05	15.90	200.80	18.84	0.44	1.84	27.81
Assets $500 Million-$1 Billion(36)	9.08	8.44	0.73	8.27	5.21	0.57	5.67	0.46	197.37	0.92	18.41	150.86	13.52	163.10	20.47	0.48	2.11	37.28
Assets $250-$500 Million(31)	10.54	9.90	0.77	7.68	5.85	0.72	7.02	0.88	88.76	0.92	16.95	131.78	13.62	142.60	18.10	0.47	2.26	35.63
Assets less than $250 Million(29)	12.09	11.87	0.62	5.18	3.88	0.53	4.38	0.84	91.76	0.90	19.22	126.20	15.14	129.46	20.59	0.43	2.46	37.47
Goodwill Companies(100)	9.77	8.55	0.80	8.78	5.16	0.66	6.81	0.59	190.23	1.01	17.40	152.13	14.66	174.06	19.39	0.46	2.08	33.10
Non-Goodwill Companies(49)	10.53	10.53	0.81	9.01	5.77	0.72	7.84	0.78	108.36	0.93	17.47	149.21	14.81	149.21	19.49	0.45	2.17	33.50
Acquirors of FSLIC Cases(6)	8.86	8.35	1.04	11.91	6.53	1.18	13.54	0.84	90.70	0.77	15.61	171.77	15.11	183.31	14.07	0.58	2.15	23.58

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 22, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(20)	11.74	10.82	1.03	10.35	5.63	1.01	9.99	0.15	393.22	1.00	18.97	173.53	19.30	184.34	20.76	0.53	2.45	40.39
NYSE Traded Companies(2)	15.81	11.30	1.32	9.63	5.47	1.60	12.11	0.11	396.88	0.75	21.12	141.44	21.84	128.67	20.69	0.62	3.47	57.38
AMEX Traded Companies(2)	8.09	7.80	0.78	8.99	6.10	0.71	8.21	0.29	274.47	1.11	17.09	152.61	12.63	158.30	18.60	0.42	1.61	26.59
NASDAQ Listed OTC Companies(16)	11.68	11.18	1.03	10.64	5.59	0.97	9.94	0.13	431.59	1.02	18.93	181.10	19.89	192.03	21.10	0.53	2.42	39.86
Mid-Atlantic Companies(7)	12.25	9.89	1.21	11.64	6.16	1.26	11.86	0.15	300.90	0.81	18.99	175.30	20.01	199.11	19.66	0.54	2.86	48.64
New England Companies(10)	11.99	11.73	0.93	9.33	5.36	0.90	8.88	0.12	303.50	1.13	18.09	170.25	19.69	177.54	20.79	0.56	2.07	36.43
North-West Companies(2)	8.97	8.94	1.26	14.46	6.60	1.09	12.59	0.13	871.40	1.31	15.15	210.90	18.01	211.34	17.48	0.44	2.07	31.48
South-East Companies(1)	12.02	12.02	0.41	3.50	2.97	0.41	3.50	0.34	75.34	0.39	33.62	117.61	14.13	117.61	33.62	0.40	4.10	0.00
Thrift Strategy(19)	11.74	10.82	1.03	10.35	5.63	1.01	9.99	0.15	393.22	1.00	18.97	173.53	19.30	184.34	20.76	0.53	2.45	40.39
Companies Issuing Dividends(20)	11.74	10.82	1.03	10.35	5.63	1.01	9.99	0.15	393.22	1.00	18.97	173.53	19.30	184.34	20.76	0.53	2.45	40.39
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	6.70	0.88	15.11	0.12	768.20	1.11	14.92	238.63	13.56	238.63	16.85	0.36	1.45	21.69
Equity/Assets 6-12%(13)	8.40	8.01	0.99	11.46	6.29	0.95	10.79	0.13	264.06	0.99	16.80	181.09	15.01	193.29	19.14	0.58	2.21	35.83
Equity/Assets >12%(6)	18.87	16.83	1.12	7.19	4.24	1.16	7.65	0.17	421.55	1.01	24.57	148.81	28.12	153.77	25.10	0.47	3.04	57.61
Actively Traded Companies(5)	10.32	10.20	1.05	9.79	5.82	1.08	10.01	0.06	668.08	1.16	18.16	162.26	16.71	164.13	19.43	0.66	2.28	40.24
Holding Company Structure(17)	12.59	11.50	1.05	9.97	5.41	1.06	10.03	0.15	393.22	1.00	19.72	170.41	20.28	182.94	20.59	0.51	2.50	42.04
Assets Over $1 Billion(8)	16.22	14.15	1.20	9.94	5.05	1.24	10.39	0.15	297.16	0.91	20.40	175.72	26.23	196.42	20.71	0.47	2.60	48.18
Assets $500 Million-$1 Billion(7)	8.48	8.21	0.96	11.38	6.05	0.87	10.36	0.15	592.77	1.01	17.29	180.84	15.04	188.93	19.39	0.59	2.05	35.38
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.31	7.77	1.28	12.39	0.02	0.00	1.48	12.93	148.06	13.61	150.00	12.58	0.64	2.58	33.46
Assets less than $250 Million(2)	10.03	10.00	0.64	7.20	4.03	0.46	4.88	0.19	75.34	0.79	26.62	165.70	15.65	166.32	33.89	0.40	3.14	42.55
Goodwill Companies(14)	10.51	9.23	1.04	10.58	5.83	0.99	9.90	0.15	386.08	0.96	18.87	173.97	17.60	189.32	21.37	0.55	2.44	43.12
Non-Goodwill Companies(6)	14.95	14.95	1.01	9.74	5.10	1.08	10.20	0.13	421.77	1.12	19.30	172.37	23.71	172.37	18.79	0.48	2.45	28.57

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 22, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(17)	15.81	15.33	0.65	4.63	2.20	0.64	4.43	0.46	177.34	0.78	25.02	206.85	31.36	219.90	26.65	0.42	1.92	25.54
BIF-Insured Thrifts(6)	11.55	11.12	0.86	8.67	2.94	0.66	6.40	0.45	155.19	0.89	26.76	239.68	30.29	257.97	32.02	0.55	1.87	52.23
AMEX Traded Companies(2)	16.49	16.49	0.80	4.65	2.41	0.74	4.30	0.60	135.11	1.14	NM	197.42	32.40	197.42	NM	0.33	1.72	71.20
NASDAQ Listed OTC Companies(21)	14.53	14.01	0.70	5.78	2.39	0.64	5.01	0.44	175.79	0.78	25.77	216.00	30.96	231.67	27.73	0.46	1.93	29.05
California Companies(1)	15.26	15.26	0.60	3.92	1.66	0.52	3.43	0.02	0.00	0.47	NM	236.54	36.10	236.54	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.69	10.94	0.71	6.88	2.70	0.69	6.50	0.56	189.89	0.74	26.53	229.17	27.67	254.84	27.63	0.47	2.16	59.86
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.72	0.73	3.84	0.36	150.23	0.60	28.13	191.83	33.80	199.39	28.13	0.64	2.93	0.00
New England Companies(5)	14.48	14.26	0.77	6.34	2.77	0.55	4.01	0.35	187.75	0.98	19.59	198.78	27.71	205.32	NM	0.31	0.96	26.38
South-East Companies(2)	19.76	19.27	0.79	4.32	1.95	0.55	3.00	0.66	98.88	1.42	NM	231.35	47.28	237.31	NM	0.50	1.42	0.00
Thrift Strategy(22)	14.87	14.43	0.67	5.18	2.27	0.65	4.91	0.47	168.93	0.80	26.80	210.31	31.02	223.71	27.73	0.42	1.85	33.02
Diversified Strategy(1)	10.85	9.80	1.56	16.71	5.11	0.54	5.78	0.33	218.02	0.99	19.59	298.38	32.37	330.22	NM	1.16	3.15	61.70
Companies Issuing Dividends(17)	13.80	13.19	0.69	6.12	2.39	0.63	5.26	0.51	167.30	0.85	25.37	227.65	31.42	246.84	27.63	0.61	2.59	61.38
Companies Without Dividends(6)	17.24	17.16	0.75	4.44	2.39	0.69	4.05	0.31	187.30	0.70	28.13	178.73	30.14	179.81	28.13	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.67	0.09	1.33	0.17	191.96	0.65	NM	241.81	13.01	259.25	NM	0.50	3.02	0.00
Equity/Assets 6-12%(9)	9.23	8.20	0.80	8.83	3.29	0.64	6.99	0.65	109.91	0.82	25.37	234.22	23.86	269.48	27.63	0.74	2.71	58.10
Equity/Assets >12%(13)	19.20	19.12	0.68	3.83	1.91	0.70	3.81	0.35	218.75	0.82	28.13	199.94	37.47	201.01	28.13	0.25	1.27	17.80
Holding Company Structure(20)	14.28	13.79	0.68	5.41	2.36	0.66	5.13	0.52	139.86	0.85	26.80	210.92	30.05	225.74	27.73	0.46	1.99	35.78
Assets Over $1 Billion(5)	12.45	11.64	0.95	9.91	3.03	0.68	7.22	0.38	106.23	0.83	24.00	259.47	36.10	291.01	27.85	1.07	3.25	56.94
Assets $500 Million-$1 Billion(6)	14.95	14.81	0.53	3.52	1.77	0.47	3.07	0.27	258.62	0.71	NM	205.69	29.65	209.67	NM	0.17	0.96	17.54
Assets $250-$500 Million(9)	13.33	12.69	0.53	4.84	2.32	0.59	4.76	0.68	148.24	0.95	26.74	210.02	26.29	228.05	27.40	0.34	1.66	35.56
Assets less than $250 Million(3)	22.04	22.00	1.14	5.50	2.77	1.13	5.46	0.48	198.39	0.62	28.13	184.22	39.98	184.58	28.13	0.31	2.34	36.11
Goodwill Companies(11)	12.91	11.93	0.70	5.99	2.66	0.53	4.31	0.60	128.46	1.00	25.15	215.32	27.86	243.81	28.68	0.45	2.14	29.33
Non-Goodwill Companies(12)	16.34	16.34	0.71	5.40	2.15	0.76	5.53	0.35	210.26	0.62	26.59	213.30	34.04	213.30	27.09	0.46	1.70	39.38
MHC Institutions(23)	14.70	14.23	0.70	5.68	2.39	0.65	4.94	0.46	171.51	0.81	25.77	214.31	31.08	228.56	27.73	0.45	1.91	35.07
MHC Converted Last 3 Months(4)	15.46	15.34	0.61	3.96	2.28	0.54	3.50	0.48	145.59	0.84	NM	171.79	26.39	173.41	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 22, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.96	7.35	0.87	13.65	NA	NA	0.65	13.60	196.99	12.10	227.73	13.92	1.00	2.77	37.74
BBX	BankAtlantic Bancorp of FL	8.11	6.50	1.44	16.32	7.41	1.67	18.93	NA	NA	1.15	13.49	229.39	18.60	286.25	11.63	0.14	0.83	11.20
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.42	0.87	14.22	0.59	140.18	1.18	13.48	145.28	9.32	190.07	10.17	0.54	1.97	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.86	6.06	0.52	7.20	0.25	88.04	0.24	16.49	156.91	10.40	157.47	22.60	0.40	0.75	12.42
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	8.07	1.30	14.80	0.02	NA	1.52	12.40	183.28	14.58	185.98	12.65	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.21	16.67	0.92	16.15	NA	NA	0.35	6.00	173.73	10.30	173.73	11.96	1.00	4.98	29.85
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.97	7.06	1.44	19.87	NA	NA	0.31	14.17	256.95	18.11	256.95	14.24	0.48	0.44	6.17
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	9.06	-0.74	-9.24	0.73	46.66	0.48	11.04	184.77	13.45	190.85	NM	1.28	4.01	44.29
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	15.00	7.46	2.44	20.33	0.12	273.10	0.62	13.40	157.72	19.91	NM	9.89	1.00	5.53	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.86	8.83	1.24	13.82	6.63	1.17	13.06	NA	NA	0.92	15.09	198.19	17.57	198.91	15.97	0.80	2.09	31.50
PFS	Provident Fin. Serv. Inc of NJ*	19.00	18.48	0.84	4.26	3.47	0.77	3.90	0.09	520.66	0.88	28.83	125.17	23.78	128.67	31.50	0.24	1.41	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.84	4.67	1.03	13.16	6.12	0.92	11.84	NA	NA	1.15	16.33	194.77	15.26	326.62	18.15	0.12	0.57	9.23
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	8.53	1.15	16.59	0.39	524.09	2.66	11.73	159.20	13.01	159.26	11.73	0.56	1.49	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.88	0.80	7.97	0.25	282.21	1.16	20.51	173.64	16.35	182.23	21.75	0.48	1.33	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.31	-0.08	-1.41	NA	NA	1.14	NM	207.97	11.44	253.52	NM	0.64	1.49	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.87	11.35	10.26	0.84	10.96	0.34	216.05	1.09	9.75	107.60	8.16	107.60	10.10	0.28	1.42	13.86
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	5.90	0.74	8.48	0.27	160.40	0.53	16.94	150.32	12.60	150.32	18.01	0.62	2.41	40.79
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	4.87	0.58	10.20	0.70	93.79	0.77	20.54	229.93	12.22	229.93	23.05	0.08	0.85	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.44	0.85	4.51	0.86	84.36	0.95	NM	188.62	34.35	188.62	NM	0.26	1.76	72.22
NBN	Northeast Bancorp of Auburn ME*	6.77	6.63	0.70	9.54	7.32	0.62	8.44	0.32	266.72	1.06	13.67	131.58	8.90	134.37	15.45	0.36	1.89	25.90
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.96	-0.93	-11.08	0.76	78.71	0.92	NM	106.64	7.82	112.69	NM	0.60	3.97	NM
TSH	Teche Hlding Cp of N Iberia LA	9.99	9.99	1.07	10.24	6.46	1.05	10.04	0.35	165.21	0.83	15.48	158.22	15.80	158.22	15.78	0.84	2.09	32.31
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	9.83	1.54	15.05	NA	NA	0.55	10.18	190.48	18.93	190.48	13.13	0.28	2.29	23.33
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.65	2.38	0.63	4.08	0.33	185.86	1.33	NM	206.21	30.45	206.21	NM	0.40	1.67	70.18
WFI	Winton Financial Corp. of OH(8)	8.30	8.29	0.87	10.43	4.72	0.69	8.26	NA	NA	0.50	21.19	221.07	18.34	221.30	26.75	0.45	2.10	44.55
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.22	4.26	0.64	6.66	NA	NA	0.60	23.47	169.52	15.13	173.49	25.44	0.81	2.23	52.26
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.68	-0.67	-5.79	1.36	39.95	0.79	NM	113.30	12.88	116.56	NM	0.32	1.68	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.15	7.41	0.71	8.62	1.29	36.13	0.58	13.49	106.61	8.86	106.61	12.75	0.24	1.71	23.08
ASBP	ASB Financial Corp. of OH	10.47	10.47	1.26	11.90	5.75	1.27	12.00	0.63	95.42	0.76	17.40	200.67	21.02	200.67	17.25	0.60	2.85	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	6.78	0.11	1.52	0.29	157.72	0.65	14.75	107.19	6.02	183.86	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.77	4.83	0.77	11.88	6.91	0.63	9.68	0.83	67.71	0.69	14.47	165.70	11.21	232.19	17.76	0.40	1.55	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.24	0.63	6.74	1.55	42.93	NA	NM	306.88	28.09	306.88	NM	0.36	1.15	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	5.10	1.26	13.77	1.69	43.87	1.63	19.62	124.70	11.39	127.05	9.06	0.64	4.13	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.51	0.80	9.89	0.50	149.02	0.89	13.31	190.06	15.23	203.93	19.71	0.50	1.97	26.18
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.79	0.58	3.83	0.73	89.67	0.76	NM	197.85	29.81	203.47	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.90	0.88	5.42	NA	NA	0.61	20.39	109.07	15.77	109.07	20.39	0.28	1.54	31.46
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.67	0.09	1.33	0.17	191.96	0.65	NM	241.81	13.01	259.25	NM	0.50	3.02	NM
BFCF	BFC Financial Corp. of FL(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	22.84	20.97	0.86	4.57	2.77	0.76	4.02	0.33	134.67	0.75	NM	131.71	30.08	143.44	NM	0.20	1.68	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.67	0.59	9.70	0.25	115.06	0.44	17.64	183.60	10.12	195.72	19.09	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.88	0.10	1.17	1.76	44.04	1.05	NM	112.74	8.84	145.08	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	9.17	0.66	10.44	0.03	NA	0.57	10.91	141.51	7.10	141.51	11.76	0.20	1.67	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.05	37.05	1.12	2.83	1.86	1.01	2.53	0.02	NA	1.38	NM	153.35	56.81	153.35	NM	0.34	2.19	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.50	10.40	0.20	1.98	1.79	0.15	1.51	2.35	49.17	1.65	NM	111.55	11.71	112.63	NM	0.44	3.14	NM
CKFB	CKF Bancorp of Danville KY	10.39	9.66	1.15	11.17	6.33	1.15	11.17	NA	NA	0.48	15.79	167.29	17.38	179.82	15.79	0.60	3.33	52.63
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.30	0.45	5.04	4.24	0.31	3.54	1.31	39.39	0.66	23.59	121.19	10.40	125.21	33.56	0.58	3.84	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.09	0.31	2.74	0.15	34.83	0.10	NM	252.88	28.85	252.88	NM	2.00	6.07	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	3.94	0.37	4.25	NA	NA	1.01	25.40	124.95	10.48	131.85	29.36	0.48	1.50	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.17	-1.72	-9.76	0.58	61.92	0.59	NM	138.80	20.08	138.80	NM	0.36	2.83	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.10	0.52	2.17	0.58	108.08	2.08	NM	264.84	64.75	271.14	NM	1.00	2.83	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.63	0.54	2.67	0.10	361.94	0.89	NM	162.47	33.53	163.48	NM	0.32	1.02	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	0.15	179.02	0.38	NM	147.02	40.39	147.02	NM	0.20	1.76	NM
CTZN	Citizens First Bancorp of MI	12.27	11.22	0.84	6.18	5.09	0.79	5.87	0.63	158.17	1.18	19.66	120.10	14.74	131.28	20.72	0.36	1.57	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.32	0.36	3.79	0.99	94.52	1.27	23.15	109.31	11.01	109.31	29.21	0.40	1.63	37.74
CSBC	Citizens South Banking of NC	14.34	12.82	0.60	3.54	3.17	0.42	2.48	0.35	162.36	0.94	31.53	130.94	18.77	146.46	NM	0.26	2.06	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.06	0.53	1.98	0.02	663.04	0.32	NM	172.41	45.40	172.41	NM	0.12	1.06	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.13	18.09	6.04	1.08	17.26	NA	NA	1.36	16.55	292.09	17.84	292.09	17.35	0.20	1.39	22.99
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.41	1.22	14.02	0.12	646.27	1.00	NM	211.94	26.04	NM	NM	0.16	0.69	28.57

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 22, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.24	1.03	11.91	0.74	106.41	0.94	12.13	140.06	11.50	140.16	12.13	0.40	2.04	24.69
CIBI	Community Inv. Bncp, Inc of OH	10.86	10.86	0.71	6.58	5.73	0.67	6.17	0.79	57.31	0.57	17.44	113.88	12.36	113.88	18.60	0.36	2.58	45.00
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.55	17.92	8.29	1.48	17.12	0.02	NA	0.61	12.06	222.47	17.27	280.91	12.63	0.56	3.49	42.11
ESBF	ESB Financial Corp. of PA	6.53	5.98	0.69	9.59	6.22	0.60	8.38	NA	NA	1.10	16.07	168.23	10.99	183.71	18.39	0.40	2.86	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.54	8.31	0.66	8.98	NA	NA	0.99	12.04	148.73	9.58	152.61	15.46	0.76	2.50	30.04
FFDF	FFD Financial Corp of Dover OH	12.32	12.32	0.50	4.06	4.01	0.33	2.66	0.55	105.13	0.68	24.91	102.56	12.63	102.56	NM	0.44	3.04	NM
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.72	5.72	0.89	11.03	0.37	158.62	0.71	17.48	197.18	15.70	197.18	18.58	0.52	1.77	30.95
FFWC	FFW Corporation of Wabash IN	9.43	9.03	1.01	10.48	8.09	0.87	8.99	0.94	114.37	1.85	12.37	133.45	12.59	139.47	14.42	0.68	2.89	35.79
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.61	0.59	11.49	0.47	78.69	1.08	15.14	167.16	8.81	175.00	15.14	0.12	0.71	10.81
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.25	0.35	3.56	1.43	23.34	0.44	19.04	160.12	16.18	176.52	NM	1.40	4.04	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.30	0.62	9.41	NA	NA	1.02	13.69	153.95	9.65	165.95	15.86	0.48	2.09	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.40	0.62	10.40	3.35	0.65	10.81	NA	NA	0.51	29.83	303.12	16.85	312.11	28.70	0.40	1.06	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.32	-0.06	-0.77	NA	NA	0.76	NM	106.34	8.62	106.34	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	5.06	0.49	4.17	1.25	79.48	1.93	19.75	116.99	13.62	116.99	27.39	0.24	1.99	39.34
FBEI	First Bancorp of Indiana of IN	10.97	10.21	0.14	1.02	0.95	-0.05	-0.38	NA	NA	0.59	NM	110.83	12.16	119.10	NM	0.58	2.91	NM
FBSI	First Bancshares, Inc. of MO	10.30	10.12	0.87	8.64	7.21	0.83	8.22	1.02	45.99	0.74	13.88	119.14	12.28	121.31	14.58	0.16	0.80	11.11
FCAP	First Capital, Inc. of IN	10.50	9.07	0.86	7.97	5.90	0.86	8.03	1.16	51.82	0.79	16.94	134.87	14.16	156.13	16.80	0.60	2.86	48.39
FCFL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.76	0.86	7.84	0.05	NA	1.26	26.59	204.69	21.44	208.61	28.68	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.30	0.82	6.94	0.18	484.15	1.13	13.70	133.59	15.49	158.10	19.31	0.80	3.02	41.45
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.56	1.46	6.86	0.10	312.41	0.41	28.13	148.68	39.16	148.68	28.13	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.46	10.46	1.04	9.80	6.83	0.94	8.82	0.48	48.94	0.29	14.64	142.79	14.94	142.79	16.26	0.44	2.15	31.43
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.25	0.47	6.10	0.33	116.85	0.53	19.04	244.26	18.85	357.89	NM	0.60	1.94	37.04
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	7.27	0.67	5.55	0.52	57.78	0.69	13.75	143.09	10.01	154.57	14.25	0.44	1.87	25.73
FFSX	First Federal Bankshares of IA	11.61	8.57	0.89	7.92	6.49	0.74	6.55	1.41	49.57	0.99	15.40	120.88	14.04	163.83	18.63	0.40	1.73	26.67
FFBZ	First Federal Bncrp, Inc of OH(8)	8.87	8.87	0.75	8.24	4.25	0.65	7.06	0.48	148.18	0.80	23.54	189.10	16.77	189.10	27.46	0.24	1.82	42.86
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.06	15.32	7.01	0.94	13.60	0.51	118.34	0.81	14.26	220.27	14.67	255.73	16.06	0.88	3.01	42.93
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.38	0.25	2.82	1.21	44.33	0.72	29.57	142.46	12.31	142.46	NM	0.32	1.57	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	5.81	0.24	4.25	0.55	68.72	0.71	17.22	158.92	7.93	158.92	33.21	0.44	1.89	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.40	7.47	0.62	10.61	0.12	583.41	1.32	13.38	126.74	7.50	137.13	11.85	0.52	2.29	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	6.70	0.88	15.11	0.12	768.20	1.11	14.92	238.63	13.56	238.63	16.85	0.36	1.45	21.69
FNFG	First Niagara Fin. Group of NY*	20.30	17.09	1.05	5.72	3.16	1.03	5.59	0.31	264.06	1.28	31.60	155.85	31.63	185.15	32.36	0.32	2.35	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.05	6.35	3.95	0.88	5.33	1.01	76.33	1.79	25.33	170.86	27.05	170.86	30.16	0.60	3.16	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	3.79	0.76	5.63	NA	NA	0.70	26.39	159.96	18.82	159.96	26.65	0.44	1.65	43.56
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	4.81	0.55	5.03	0.65	114.79	1.02	20.79	131.23	13.03	196.78	30.06	0.56	2.87	59.57
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.49	5.97	0.69	7.13	0.35	252.89	1.29	16.75	123.28	11.72	175.79	22.28	0.68	2.35	39.31
FFIC	Flushing Fin. Corp. of NY*	7.39	7.20	1.17	15.40	6.25	1.16	15.27	0.22	145.76	0.45	16.01	241.87	17.87	248.23	16.15	0.36	1.91	30.51
FKKY	Frankfort First Bancorp of KY(8)	12.68	12.68	0.69	5.35	3.06	0.69	5.35	NA	NA	0.07	32.65	177.21	22.47	177.21	32.65	1.12	4.57	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.73	0.37	4.21	0.31	60.83	0.22	26.80	131.97	10.93	172.79	31.62	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	7.81	7.81	0.57	7.49	5.97	0.55	7.23	0.90	81.85	1.11	16.74	124.92	9.76	124.92	17.32	0.50	2.53	42.37
GSLA	GS Financial Corp. of LA	13.55	13.55	0.24	1.75	2.15	0.12	0.83	0.56	51.87	0.70	NM	85.09	11.53	85.09	NM	0.40	2.15	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	6.03	0.72	6.57	0.02	NA	1.01	16.59	120.01	12.95	123.54	17.65	0.44	1.59	26.35
PEDE	Great Pee Dee Bancorp of SC	16.66	15.99	0.82	4.77	4.60	0.74	4.36	NA	NA	1.23	21.72	104.39	17.39	108.78	23.79	0.64	4.27	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.63	-1.81	-45.09	0.24	124.18	0.56	NM	98.75	3.76	105.70	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.70	1.09	9.96	0.15	283.33	0.83	21.28	208.13	21.81	208.13	21.13	0.84	2.78	59.15
HFFC	HF Financial Corp. of SD	6.10	5.51	0.65	10.32	8.72	0.53	8.51	0.27	158.46	0.55	11.47	116.14	7.08	128.44	13.92	0.43	2.53	29.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.22	7.52	0.87	9.22	0.38	224.52	1.06	13.30	160.71	14.26	169.47	17.62	0.88	3.01	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.31	1.49	13.52	0.12	577.99	0.93	18.82	267.47	28.67	271.42	20.55	0.64	2.05	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.31	7.16	0.64	10.54	NA	NA	0.58	13.98	152.23	9.30	152.23	15.00	0.88	3.07	42.93
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.96	8.15	0.80	16.19	NA	NA	0.86	12.27	202.15	9.42	224.91	12.86	0.40	2.13	26.14
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.75	1.18	14.06	NA	NA	0.75	14.82	204.84	16.42	204.84	14.98	0.76	1.83	27.14
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	4.80	0.42	5.36	0.33	154.99	0.63	20.85	109.58	8.86	112.27	21.12	0.44	2.67	55.70
HWEN	Home Financial Bancorp of IN	11.25	11.25	0.60	5.28	4.95	0.77	6.85	2.56	24.35	0.77	20.19	103.61	11.65	103.61	15.57	0.12	2.20	44.44
HLFC	Home Loan Financial Corp of OH	13.94	13.94	1.16	8.05	5.41	1.10	7.59	0.95	37.87	0.43	18.47	147.66	20.58	147.66	19.58	0.78	3.98	73.58
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.41	0.67	7.52	0.16	318.37	0.85	15.60	133.33	10.62	151.79	17.35	0.48	2.82	44.04
HRZB	Horizon Financial Corp. of WA*	12.26	12.20	1.53	11.85	6.50	1.30	10.07	0.13	974.60	1.51	15.38	183.18	22.46	184.05	18.11	0.52	2.68	41.27
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.29	1.21	15.34	0.15	98.87	0.27	30.36	NM	35.30	NM	32.02	0.72	2.04	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.92	8.23	1.28	11.97	5.63	1.28	11.97	0.60	264.08	2.34	17.77	205.68	22.46	272.97	17.77	0.36	1.88	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.22	1.50	13.72	5.31	1.49	13.65	NA	NA	0.94	18.84	145.97	17.42	333.81	18.94	0.96	2.59	48.73
IFSB	Independence FSB of DC(8)	8.91	8.91	-1.24	-13.13	-11.75	-2.41	-25.60	0.83	35.08	0.63	NM	120.20	10.71	120.20	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	1.82	0.18	2.42	1.05	74.67	1.60	NM	195.23	14.14	231.93	NM	0.30	1.56	NM
JFBI	Jefferson Bancshares Inc of TN	30.58	30.58	0.44	1.71	1.29	1.25	4.83	0.54	151.62	1.31	NM	118.40	36.21	118.40	27.48	0.20	1.52	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	15.26	15.26	0.60	3.92	1.66	0.52	3.43	0.02	NA	0.47	NM	236.54	36.10	236.54	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	17.22	15.16	-0.15	-0.90	-0.60	0.63	3.69	0.22	195.26	0.97	NM	128.60	22.15	146.08	NM	0.20	1.19	NM
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.33	11.08	7.23	1.90	15.80	0.02	NA	1.96	13.83	147.39	17.63	147.39	9.70	0.52	2.67	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.43	8.43	0.93	10.88	8.12	0.72	8.46	1.63	48.65	0.88	12.32	128.71	10.86	128.71	15.85	0.57	2.19	27.01
LARL	Laurel Capital Group Inc of PA	9.06	7.84	0.55	6.13	3.35	0.54	6.06	0.72	94.25	1.15	29.84	184.64	16.73	213.49	30.19	0.80	3.08	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 22, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
LNCB	Lincoln Bancorp of IN	13.86	13.49	0.59	4.30	3.34	0.57	4.17	NA	NA	0.94	29.94	127.06	17.61	130.52	30.90	0.52	2.71	NM
MAFB	MAF Bancorp, Inc. of IL	9.66	6.73	1.19	12.34	6.75	1.08	11.20	0.34	110.24	0.51	14.81	155.86	15.06	223.75	16.32	0.84	1.94	28.77
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.62	0.40	5.00	0.78	160.96	1.55	15.10	113.51	9.47	113.51	23.46	0.48	1.57	23.76
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	4.68	0.65	5.89	0.04	361.56	0.59	21.39	150.96	16.58	152.51	25.00	1.00	2.70	57.80
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.20	0.43	10.41	2.55	23.68	0.80	19.22	108.08	4.62	108.08	10.88	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.03	7.99	0.88	10.89	5.09	0.50	6.26	0.04	NA	1.20	19.63	213.79	17.18	215.03	34.17	0.40	2.17	42.55
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.36	-0.08	-0.50	1.98	37.06	0.96	NM	90.32	13.00	120.79	NM	0.20	1.43	NM
MFSF	MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.72	6.20	0.80	6.78	0.57	150.16	0.99	16.14	129.02	14.54	130.35	18.36	0.48	2.00	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.06	6.06	0.43	7.00	2.93	0.34	5.47	NA	NA	0.81	34.12	238.40	14.45	238.40	NM	0.46	1.13	38.66
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	8.31	1.32	12.59	1.44	41.56	0.73	12.04	226.41	22.47	231.99	18.72	0.80	2.24	26.94
NHTB	NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	9.77	0.80	11.03	0.06	NA	0.99	10.24	149.77	10.15	212.81	14.15	0.90	3.04	31.14
NVSL	Naug Vlly Fin MHC of CT (45.0)	17.54	17.54	0.57	3.24	1.98	0.57	3.24	0.39	184.53	0.95	NM	163.48	28.67	163.48	NM	0.00	0.00	0.00
NTBK	NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	7.90	-1.07	-12.91	2.26	39.31	1.11	12.66	100.22	8.33	119.53	NM	0.08	0.87	10.96
NABC	NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.06	0.54	3.14	0.22	264.67	1.15	NM	115.13	25.28	177.99	NM	0.16	1.13	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.28	6.10	1.14	15.16	6.48	1.10	14.68	NA	NA	1.06	15.44	231.75	16.86	276.27	15.95	0.68	2.32	35.79
FFFD	North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.35	1.27	13.54	0.38	186.66	0.81	10.69	143.16	13.11	162.79	10.69	1.00	2.65	28.33
NEIB	Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.12	5.40	0.69	5.70	0.72	88.28	0.84	18.53	115.53	13.61	115.53	19.91	0.56	2.60	48.28
NEPF	Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.42	-0.07	-1.04	0.90	109.07	2.04	NM	119.97	7.83	147.24	NM	0.24	1.45	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.66	6.20	0.88	10.81	4.54	0.82	10.06	0.67	71.33	0.72	22.05	221.79	19.20	309.78	23.67	0.48	2.13	47.06
OCFC	OceanFirst Fin. Corp of NJ	7.29	7.22	1.02	13.43	5.89	0.62	8.14	0.19	307.18	0.73	16.97	227.27	16.58	229.74	28.01	0.80	3.44	58.39
ONFC	Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.49	0.59	5.08	NA	NA	1.09	28.63	175.61	19.90	241.56	33.68	0.38	3.32	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	3.56	0.70	3.13	0.79	79.80	0.72	28.07	86.86	18.90	86.86	28.07	0.30	1.88	52.63
PHSB	PHSB Financial Corp. of PA(8)	14.06	14.06	0.89	6.33	3.81	0.43	3.04	NA	NA	1.02	26.25	171.05	24.06	171.05	NM	0.80	2.99	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.36	16.36	0.55	3.33	2.27	0.52	3.19	NA	NA	0.91	NM	146.53	23.98	146.53	NM	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH	8.39	8.39	0.95	11.25	7.20	0.48	5.63	1.48	39.06	0.70	13.89	151.22	12.69	151.22	27.78	0.30	2.20	30.61
PPBI	Pacific Premier Bncrp of CA(8)	9.77	9.77	1.78	20.00	9.91	2.07	23.30	NA	NA	0.59	10.09	139.77	13.66	139.77	8.66	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	6.96	1.24	15.55	0.23	165.90	0.64	14.38	215.36	17.78	215.36	14.38	0.84	3.65	52.50
PFED	Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.49	0.88	7.92	0.37	58.82	0.35	13.35	116.14	12.81	116.14	14.71	0.72	2.38	31.72
PVSA	Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	6.80	0.58	9.12	0.30	286.35	1.32	14.70	140.30	9.11	157.04	15.76	0.80	3.04	44.69
PRTR	Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	5.90	0.74	5.27	0.47	295.00	2.35	16.95	92.45	12.93	192.25	17.53	0.24	2.36	40.00
PBHC	Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.30	0.35	4.76	1.11	55.29	0.98	30.33	214.87	15.10	274.48	NM	0.41	2.22	67.21
PFSB	PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	5.84	0.65	9.90	0.11	286.39	0.48	17.12	174.77	10.88	176.80	17.62	0.40	1.31	22.47
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.28	0.93	7.29	0.59	70.25	0.56	15.93	122.74	15.78	128.48	16.74	0.72	3.12	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	5.11	0.54	5.78	0.33	218.02	0.99	19.59	298.38	32.37	330.22	NM	1.16	3.15	61.70
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.15	0.32	4.41	0.80	149.43	1.72	31.73	120.88	10.60	130.11	33.09	0.60	2.59	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.83	12.83	0.70	5.60	4.53	0.70	5.60	0.96	57.48	0.65	22.06	123.36	15.83	123.36	22.06	0.56	3.73	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	8.17	0.76	10.65	1.00	55.63	1.01	12.24	138.45	9.65	200.67	12.24	0.32	2.13	26.02
PBCP	Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.05	0.81	5.50	0.31	316.43	1.75	NM	135.76	26.08	171.74	NM	0.16	1.36	66.67
PROV	Provident Fin. Holdings of CA	8.34	8.32	1.25	15.26	8.99	0.42	5.15	0.08	750.27	0.76	11.12	169.68	14.15	170.00	32.95	0.40	1.50	16.67
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.71	1.19	15.12	5.39	0.36	4.55	0.65	135.54	0.97	18.54	270.92	18.45	274.82	NM	0.36	1.88	34.95
RPFG	Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.47	-0.34	-2.69	0.05	NA	1.83	NM	126.05	18.08	126.32	NM	0.22	1.25	NM
RIVR	River Valley Bancorp of IN(8)	8.55	8.54	1.02	11.40	7.44	0.77	8.59	NA	NA	1.02	13.45	154.66	13.22	154.88	17.86	0.72	3.39	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.85	10.93	1.44	11.55	7.11	1.44	11.55	0.28	299.32	1.13	14.07	153.99	19.79	181.01	14.07	0.62	2.92	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.21	1.29	0.72	5.26	0.33	217.90	0.85	NM	332.42	44.54	332.42	NM	0.60	2.14	NM
SIFI	SI Fin Gp Inc MHC of CT (42.0)	12.89	12.82	0.48	3.75	2.09	0.48	3.75	0.33	162.58	0.72	NM	179.28	23.10	180.16	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD	8.76	8.71	2.14	24.41	8.47	2.05	23.31	0.26	327.27	0.87	11.81	259.94	22.78	261.54	12.36	0.44	1.29	15.28
SFFS	Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.48	0.73	4.76	0.19	161.28	0.55	28.73	147.09	20.10	165.54	28.73	0.24	1.64	47.06
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	2.97	0.41	3.50	0.34	75.34	0.39	33.62	117.61	14.13	117.61	33.62	0.40	4.10	NM
SMBC	Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.10	8.21	0.98	11.19	NA	NA	0.81	12.18	134.85	11.22	151.49	12.08	0.36	2.29	27.91
STSA	Sterling Financial Corp of WA	6.52	4.14	0.87	13.56	5.28	0.84	13.20	0.27	268.20	1.19	18.93	199.22	12.99	313.79	19.44	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	8.99	7.33	0.70	7.20	5.17	0.51	5.21	2.01	39.28	1.07	19.33	142.07	12.77	174.26	26.71	0.36	2.45	47.37
SYNF	Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	2.92	0.52	3.68	0.06	861.90	0.77	34.19	126.34	16.50	127.25	34.19	0.16	1.51	51.61
THRD	TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.55	-4.71	-0.56	-6.12	0.42	83.40	0.50	NM	140.19	12.85	152.48	NM	0.68	2.35	NM
TONE	TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	5.84	0.97	6.94	0.25	366.68	1.00	17.13	153.26	17.92	153.26	18.73	0.20	0.90	15.50
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.02	1.22	7.22	0.59	152.07	1.16	16.61	131.51	21.56	131.51	17.32	0.60	2.47	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.73	1.68	20.45	0.10	NA	4.14	17.46	NM	33.65	NM	20.51	0.60	4.64	NM
UCBC	Union Community Bancorp of IN	12.96	11.91	0.75	5.68	5.58	0.75	5.68	NA	NA	0.49	17.91	105.31	13.65	114.60	17.91	0.60	3.25	58.25
UCFC	United Community Fin. of OH	11.19	9.49	1.04	8.14	6.30	0.83	6.49	0.73	127.17	1.12	15.87	139.67	15.63	164.66	19.91	0.30	2.74	43.48
UPFC	United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.37	1.01	15.31	0.03	NA	4.96	18.61	275.66	18.21	275.66	19.18	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	8.50	1.68	11.79	0.50	153.57	1.22	11.76	140.75	19.48	147.28	12.12	0.36	1.80	21.18
WSFS	WSFS Financial Corp. of DE(8)*	7.41	7.36	1.11	12.82	6.76	1.06	12.19	0.20	495.41	1.60	14.79	202.61	15.00	203.90	15.56	0.24	0.47	6.94
WVPC	WVS Financial Corp. of PA	6.74	6.74	0.57	7.65	5.28	0.57	7.65	NA	NA	2.17	18.93	148.99	10.03	148.99	18.93	0.64	3.60	68.09
WFSL	Washington Federal, Inc. of WA	15.06	14.25	1.81	12.65	7.01	1.81	12.65	NA	NA	0.49	14.27	175.04	26.36	184.99	14.27	0.84	3.44	49.12
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	3.88	0.62	5.34	0.33	84.41	0.49	25.80	150.40	16.36	155.86	27.05	0.48	2.86	73.85
WYPT	Waypoint Financial Corp of PA(8)	7.28	6.89	0.62	8.23	3.74	0.48	6.36	0.30	188.50	1.15	26.75	228.21	16.61	241.03	34.64	0.56	2.07	55.45
WCFB	Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.33	1.07	5.00	NA	NA	0.51	NM	215.36	46.44	216.44	NM	0.68	5.27	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 22, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WEFC Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	7.88	0.59	4.78	0.10	398.15	0.46	12.70	120.74	15.31	120.74	25.84	0.88	2.99	37.93
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.72	0.60	4.68	0.34	164.20	0.98	26.87	158.67	17.87	160.19	32.04	0.44	2.64	70.97

EXHIBIT 2

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,404	-23	8	0	2,389	3,441	0.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	626	-76	26	0	576	5,899	0.10
GOV	Gouverneur Bcp MHC of NY(42.5)	832	-66	22	0	788	2,283	0.35
GCBC	Green Co Bcrp MHC of NY (43.9)	2,913	36	-12	0	2,937	2,054	1.43
JXSB	Jcksnville Bcp MHC of IL(46.8)	687	-306	104	0	485	1,952	0.25
ONFC	Oneida Fincl MHC of NY (42.4)	2,997	-645	219	0	2,571	7,487	0.34
PBHC	Pathfinder BC MHC of NY (35.3)	1,488	-704	239	0	1,023	2,448	0.42
ROME	Rome Bncp Inc MHC of NY (38.5)	1,516	595	-202	0	1,909	4,222	0.45
WCFB	Wbstr Cty Fed MHC of IA (39.0)	1,144	0	0	0	1,144	3,772	0.30
WFD	Westfield Finl MHC of MA(46.5)	5,764	-1,164	396	0	4,996	10,057	0.50

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Georgetown Savings Bank
Prices as of October 22, 2004

Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	59.86 x	33.69x	33.59x	19.86x	20.51x	18.04x	16.74x
Price-core earnings multiple	=	P/CE	58.85 x	36.15x	34.86x	22.91x	25.00x	19.92x	18.13x
Price-book ratio	=	P/B	80.50%	102.44%	102.15%	167.31%	161.44%	161.66%	150.96%
Price-tangible book ratio	=	P/TB	80.50%	106.40%	107.47%	170.09%	163.42%	176.01%	163.83%
Price-assets ratio	=	P/A	13.02%	23.12%	22.04%	20.82%	16.50%	17.36%	15.11%

Valuation Parameters

Pre-Conversion Earnings (Y)	$283,000	(Yr End 9/04)	ESOP Stock Purchases (E)	8.00%	(4)
Pre-Conversion Core Earnings	$289,000	(Yr End 9/04)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$8,294,000		ESOP Amortization (T)	15.00	years
Pre-Conv. Tang. Book Value (B)	$8,294,000		Stock Programs Amount (M)	4.00%	
Pre-Conversion Assets (A)	$143,453,000		Stock Programs Vesting (N)	5.00	years (4)
Reinvestment Rate: (9/04 1 Yr. T-Bil	2.160%		Fixed Expenses	$500,000	
Tax rate (TAX)	35.00%		Variable Expenses	1.00%	
A-T Reinvestment Rate(R)	1.40%		Percent Sold	100.00%	
Est. Conversion Expenses (2)(X)	3.26%		Foundation Cash Contrib. (C)	$0	
Insider Purchases	$777,000		Foundation Stock Contrib. (D)	$0	
Price/Share	$10.00		MHC Assets	$0	
			Foundation Tax Benefit (Z)	$0	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $21,000,000

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $21,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $21,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued	Full Value of Total Shares
Supermaximum	0	2,777,250	0	2,777,250	$10.00	$27,772,500	$27,772,500
Maximum	0	2,415,000	0	2,415,000	10.00	24,150,000	$24,150,000
Midpoint	0	2,100,000	0	2,100,000	10.00	21,000,000	$21,000,000
Minimum	0	1,785,000	0	1,785,000	10.00	17,850,000	$17,850,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$17,850,000
Less: Estimated Offering Expenses	656,450
Net Conversion Proceeds	$17,193,550

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$17,193,550
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(2,142,000)
Net Proceeds Reinvested	$15,051,550
Estimated net incremental rate of return	1.40%
Earnings Increase	$211,324
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	61,880
Less: Stock Programs Vesting (3)	92,820
Net Earnings Increase	$56,624

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$283,000	$56,624	$339,624
12 Months ended Sept. 30, 2004 (core)	$289,000	$56,624	$345,624

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$8,294,000	$15,051,550	$0	$23,345,550
Sept. 30, 2004 (Tangible)	$8,294,000	$15,051,550	$0	$23,345,550

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$143,453,000	$15,051,550	$0	$158,504,550

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$21,000,000
Less: Estimated Offering Expenses	685,430
Net Conversion Proceeds	$20,314,570

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$20,314,570
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(2,520,000)
Net Proceeds Reinvested	$17,794,570
Estimated net incremental rate of return	1.40%
Earnings Increase	$249,836
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	72,800
Less: Stock Programs Vesting (3)	109,200
Net Earnings Increase	$67,836

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$283,000	$67,836	$350,836
12 Months ended Sept. 30, 2004 (core)	$289,000	$67,836	$356,836

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$8,294,000	$17,794,570	$0	$26,088,570
Sept. 30, 2004 (Tangible)	$8,294,000	$17,794,570	$0	$26,088,570

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$143,453,000	$17,794,570	$0	$161,247,570

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$24,150,000
Less: Estimated Offering Expenses	714,410
Net Conversion Proceeds	$23,435,590

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$23,435,590
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(2,898,000)
Net Proceeds Reinvested	$20,537,590
Estimated net incremental rate of return	1.40%
Earnings Increase	$288,348
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	83,720
Less: Stock Programs Vesting (3)	125,580
Net Earnings Increase	$79,048

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$283,000	$79,048	$362,048
12 Months ended Sept. 30, 2004 (core)	$289,000	$79,048	$368,048

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$8,294,000	$20,537,590	$0	$28,831,590
Sept. 30, 2004 (Tangible)	$8,294,000	$20,537,590	$0	$28,831,590

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$143,453,000	$20,537,590	$0	$163,990,590

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$27,772,500
Less: Estimated Offering Expenses	747,737
Net Conversion Proceeds	$27,024,763

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$27,024,763
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(3,332,700)
Net Proceeds Reinvested	$23,692,063
Estimated net incremental rate of return	1.40%
Earnings Increase	$332,637
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	96,278
Less: Stock Programs Vesting (3)	144,417
Net Earnings Increase	$91,942

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$283,000	$91,942	$374,942
12 Months ended Sept. 30, 2004 (core)	$289,000	$91,942	$380,942

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$8,294,000	$23,692,063	$0	$31,986,063
Sept. 30, 2004 (Tangible)	$8,294,000	$23,692,063	$0	$31,986,063

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$143,453,000	$23,692,063	$0	$167,145,063

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

EXHIBIT 5
PRO FORMA ANALYSIS SHEET
Georgetown Savings Bank
Prices as of October 22, 2004

Final Valuation Pricing Multiple		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	69.10 x	38.01x	41.27x	19.86x	20.51x	18.04x	16.74x
Price-core earnings multiple	=	P/CE	67.77 x	42.41x	43.52x	22.91x	25.00x	19.92x	18.13x
Price-book ratio	=	P/B	131.86%	228.51%	211.50%	167.31%	161.44%	161.66%	150.96%
Price-tangible book ratio	=	P/TB	131.86%	246.59%	236.75%	170.09%	163.42%	176.01%	163.83%
Price-assets ratio	=	P/A	13.90%	26.78%	24.95%	20.82%	16.50%	17.36%	15.11%

Valuation Parameters (2)

Pre-Conversion Earnings (Y)	$282,298	(Yr End 9/04)	ESOP Stock Purchases (E)	8.00%	(4)
Pre-Conversion Core Earnings	$288,298	(Yr End 9/04)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B	$8,244,000		ESOP Amortization (T)	15.00	years
Pre-Conv. Tang. Book Value (I	$8,244,000		Stock Programs Amount (M)	4.36%	
Pre-Conversion Assets (A)	$143,403,000		Stock Programs Vesting (N)	5.00	years (4)
Reinvestment Rate:	2.16%		Fixed Expenses	*$600,000*	
Tax rate (TAX)	35.00%		Variable Expenses	**0.00%**	
A-T Reinvestment Rate(R)	1.40%		Percent Sold (PCT)	45.0000%	
Est. Conversion Expenses (1)(	6.35%		Foundation Cash Contrib. (C)	$0	
Insider Purchases	$777,000		Foundation Stock Contrib. (D)	$0	
Price/Share	$10.00		MHC Assets	$50,000	
			Foundation Tax Benefit (Z)	$0	

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $21,000,000

2. $$V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M-C-D)}$$ V= $21,000,000

3. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$$ V= $21,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued	Full Value of Total Shares
Supermaximum	1,527,488	1,249,763	0	2,777,250	$10.00	$12,497,625	$27,772,500
Maximum	1,328,250	1,086,750	0	2,415,000	10.00	10,867,500	$24,150,000
Midpoint	1,155,000	945,000	0	**2,100,000**	10.00	9,450,000	$21,000,000
Minimum	981,750	803,250	0	1,785,000	10.00	8,032,500	$17,850,000

(1) Estimated offering expenses at midpoint of the offering.
(2) Reflects reduction in earnings, equity and assets due to $50,000 contributed to the MHC.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$8,032,500
Less: Estimated Offering Expenses	600,000
Net Conversion Proceeds	$7,432,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$7,432,500
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(992,460)
Net Proceeds Reinvested	$6,440,040
Estimated net incremental rate of return	1.40%
Earnings Increase	$90,418
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	27,846
Less: Stock Programs Vesting (3)	45,482
Net Earnings Increase	$17,090

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$282,298	$17,090	$299,388
12 Months ended Sept. 30, 2004 (core)	$288,298	$17,090	$305,388

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$8,244,000	$6,440,040	$0	$14,684,040
Sept. 30, 2004 (Tangible)	$8,244,000	$6,440,040	$0	$14,684,040

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$143,403,000	$6,440,040	$0	$149,843,040

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$9,450,000
Less: Estimated Offering Expenses	600,000
Net Conversion Proceeds	$8,850,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$8,850,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(1,167,600)
Net Proceeds Reinvested	$7,682,400
Estimated net incremental rate of return	1.40%
Earnings Increase	$107,861
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	32,760
Less: Stock Programs Vesting (3)	53,508
Net Earnings Increase	$21,593

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$282,298	$21,593	$303,891
12 Months ended Sept. 30, 2004 (core)	$288,298	$21,593	$309,891

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$8,244,000	$7,682,400	$0	$15,926,400
Sept. 30, 2004 (Tangible)	$8,244,000	$7,682,400	$0	$15,926,400

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$143,403,000	$7,682,400	$0	$151,085,400

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$10,867,500
Less: Estimated Offering Expenses	600,000
Net Conversion Proceeds	$10,267,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$10,267,500
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(1,342,740)
Net Proceeds Reinvested	$8,924,760
Estimated net incremental rate of return	1.40%
Earnings Increase	$125,304
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	37,674
Less: Stock Programs Vesting (3)	61,534
Net Earnings Increase	$26,095

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$282,298	$26,095	$308,393
12 Months ended Sept. 30, 2004 (core)	$288,298	$26,095	$314,393

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$8,244,000	$8,924,760	$0	$17,168,760
Sept. 30, 2004 (Tangible)	$8,244,000	$8,924,760	$0	$17,168,760

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$143,403,000	$8,924,760	$0	$152,327,760

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$12,497,625
Less: Estimated Offering Expenses	607,208
Net Conversion Proceeds	$11,890,417

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$11,890,417
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(1,544,151)
Net Proceeds Reinvested	$10,346,266
Estimated net incremental rate of return	1.40%
Earnings Increase	$145,262
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	43,325
Less: Stock Programs Vesting (3)	70,764
Net Earnings Increase	$31,172

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$282,298	$31,172	$313,470
12 Months ended Sept. 30, 2004 (core)	$288,298	$31,172	$319,470

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$8,244,000	$10,346,266	$0	$18,590,266
Sept. 30, 2004 (Tangible)	$8,244,000	$10,346,266	$0	$18,590,266

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$143,403,000	$10,346,266	$0	$153,749,266

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

EXHIBIT 7

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel

- Gregory E. Dunn, Senior Vice President
- James P. Hennessey, Senior Vice President
- James J. Oren, Senior Vice President
- William E. Pommerening, Managing Director
- Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
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